UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Creative Enterprises International, Inc.
(Name of Small Business Issuer in its Charter)

NEVADA (State or other jurisdiction of incorporation or organization)	23-3100268 (I.R.S. Employer Identification No.)
825 Lafayette Road Bryn Mawr, PA (Address of principal executive offices)	19010 (Zip Code)

Issuer's telephone number: (610) 525-7444

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
NOT APPLICABLE	NOT APPLICABLE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

As used in this Form 10-SB, unless the context otherwise requires, the terms "we," "us," and "our" refer to Creative Enterprises International, Inc., a Nevada corporation.

PART I

Item 1. Business

(a)	Business Development

Creative Enterprises International, Inc. ("Creative") is a marketing and distribution company of consumer products. Creative's business strategy is to identify emerging consumer trends and then source products to fulfill anticipated consumer market demand. In 2004 we began implementing our current business plan of marketing and distributing bottled waters and dietary supplements.

Creative was originally incorporated on June 20, 1984, in the State of Utah as Parvin Energy, Inc. Our name was changed to Sahara Gold Corporation on July 26, 1985 and on November 10, 1998, we changed our corporate domicile to the State of Nevada and our name to Inland Pacific Resources, Inc. On December 18, 2001, we entered into an agreement and plan of reorganization with Creative Enterprises, Inc., a Delaware corporation, and changed our name to Creative Enterprises International, Inc. This agreement provided that all shares of common stock of the Delaware corporation issued and outstanding on that date be exchanged for shares of common stock issued by the Nevada corporation, which changed its name after the reorganization to Creative Enterprises International, Inc. Prior to the reorganization, it had 32,659,591 shares of common stock outstanding and pursuant to the agreement, it effected a 1 for 16.33 reverse stock split. This reduced the number of outstanding shares to 2,000,000. It then issued an additional 2,500,000 post-split common shares in the acquisition.

On September 18, 2002 we filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission ("SEC"). This Registration Statement was amended on five occasions and ultimately withdrawn on September 30, 2004. The Registration Statement was filed solely on behalf of certain of our security holders and in conjunction with an offering of warrants to our then-current stockholders and did not attempt to register shares to be sold directly by our company. This filing was withdrawn for a number of reasons. First, the shares of common stock held by the proposed selling security holders became eligible to be resold pursuant to Rule 144(k) and accordingly did not require us to further prosecute the Registration Statement. In addition, as we were entering into a new line of business shortly after filing the final amendment to the Registration Statement, the additional expense and effort required was not justified in light of availability of the exemption provided by Rule 144(k).

We have had limited operations to date and are considered a development stage company. Since our inception, we have generated revenues of $329,782 through September 30, 2005 (all of which has been recorded since May 2005) and incurred a net loss of $5,401,506. Of this amount, $1,833,400 is a non-cash charge we incurred resulting from the issuance of shares of common stock to third parties in consideration of consulting services provided by such persons. Since our formation, our operations have been devoted primarily to startup and development activities, which include the following:

•	Formation of the company and obtaining start-up capital;

•	Developing our corporate hierarchy, including building a sales and marketing infrastructure and establishing a business plan; and

•	Identifying and contacting suppliers and distributors of bottled artesian waters.

More recently, we have been able to devote increasing amounts of resources to marketing and sales activities regarding our bottled waters and dietary supplements, including the procurement of a number of purchase orders from distributors and retailers.

(b)	Business of the Issuer

We operate our business in the rapidly evolving consumer beverage industry and our principal products are a line of bottled artesian waters and a dietary supplement product. Currently, our line of bottled waters consists of:

•	Jana Natural Artesian Water.

Currently, our line of dietary supplements consist of:

•	Jana Skinny Water.

We intend to expand our line of bottled waters to include the following products at such time as management believes that market conditions are appropriate:

•	Jana Natural Flavored Artesian Water (Lemon-Lime and Strawberry-Guava);

•	Jana Juicy Fruits Natural Noncarbonated Beverages (Red-Orange; Orange-Nectarine; Multivitamin and Multired); and

•	flavored Skinny Water (Lemon-lime, Strawberry-Guava and Tangerine).

Our principal products are a line of premium bottled water products and a dietary supplement product, manufactured by Jamnica, d.d., a subsidiary of Agrokor, d.d. Agrokor is a large, privately owned company based in Croatia whose primary business operations are the production and distribution of food and beverages, as well as retail trade. Agrokor's actual sales in 2004 were approximately $1.7 billion. Management believes that Jamnica is one of the largest mineral water producers in southeast Europe, in terms of volume sold. (Source: Agrokor, d.d.). On July 21, 2004, we entered into a license and distribution agreement with Jamnica that grants us an exclusive license to distribute Jamnica's bottled waters in North America. Further, on August 1, 2004, we entered into an agreement with Peace Mountain Natural Beverages Corporation in order to obtain the rights to bottle and distribute a bottled dietary supplement, called Skinny Water®. Skinny Water's proprietary formula has an all-natural appetite suppressant that helps people lose weight when taken in conjunction with diet and exercise.

Creative's license agreement with Peace Mountain Natural Beverages Corporation is for a three year term, and automatically renews for additional one year periods unless terminated. Pursuant to this agreement, Creative licenses the exclusive right to bottle and distribute Peace Mountain's "Skinny Products." Skinny Products include "Skinny Water", "Diet Water", "Skinny Tea", "Skinny Juice" and "Skinny Shake". Creative is currently focusing on the distribution of Skinny Water in connection with its relationship with Jamnica. Pursuant to this agreement, Creative must utilize only ingredients that are generally recognized as safe and must use concentrate and formulations agreed to by Peace Mountain.

In addition, on June 7, 2004 we entered into an agreement with InterHealth Nutraceuticals Incorporated and obtained the right to sell, market, distribute and package Super CitriMax® in bottled liquid dietary supplement products. This right was granted by InterHealth on a non-exclusive basis. Further, Creative must purchase quantities of Super CitriMax® from the manufacturer and is licensed to use InterHealth's trademarks and logos in marketing products containing Super CitriMax®. Creative utilizes Super CitriMax® in Skinny Water.

In each case, we must satisfy applicable performance standards and adhere to certain procedures or risk termination of the agreements.

Artesian water is sourced from deep, below-ground aquifers, in contrast to spring water. Our business strategy is to employ creative merchandising techniques to generate demand for our products and to engage our public relations firm to associate our products with athletes, celebrities, models and personal trainers. In addition, we intend to attend a number of trade shows each year to display its products to retailers. Such promotions and distribution activities will initially concentrate on the Los Angeles, New York City and Miami markets. Our sales team will focus on the leading supermarket chains, convenience stores, drug chains, food service operators and health club chains in the United States.

Our current business strategy is to build upon the "Jana" brand, which management believes is a highly successful brand of bottled water in southeast Europe, based on the financial information provided by Agrokor. Based on the foregoing, as well as the fact that Jana water is bottled by Agrokor, a successful corporation based in southeast Europe, management believes that the Jana brand represents a very attractive artesian "sourced" water. Through its subsidiary, Jamnica, Agrokor bottles over 200,000,000 liters of water per annum. (Source: Agrokor, d.d.). We intend to develop and maintain a firm focus in establishing a market for the Jana brand in the United States and build a national sales and distribution force to take our products into mainstream markets and distribution channels. In order to accomplish this, we intend to:

•	create strong distributor relationships and key accounts;

•	stimulate strong consumer awareness of and demand for our products with primary emphasis in the United States; and

•	develop unique alternative beverage brands and products.

Industry Overview

Our beverages are classified as "New Age" beverages, a category that includes natural soda, fruit juices and fruit drinks, ready-to-drink teas, sports drinks and water. Skinny Water, however, is classified as a dietary supplement. Beverage Marketing Group has found that the U.S. bottled water industry is valued at $9 billion, with bottled water consumption having more than doubled in the last decade. Management believes that the U.S. market for weight-control products and services is approximately $46.3 billion and is expected to grow to $61 billion by 2008. (Source: Marketdata Enterprises, Inc.) However, both the bottled water and dietary supplement industries are highly competitive and are subject to continuing changes with respect to the manner in which products are provided and how products are selected. Pressures to reduce the cost of our products because of market forces could adversely impact our revenues.

New Age or alternative beverages are distinguishable from mainstream carbonated soft drinks in that they tend to contain less sugar, less carbonation, and natural ingredients. As a general rule, three criteria have been established for such a classification: (1) relatively new introduction to the market-place; (2) a perception by consumers that consumption is healthful compared to mainstream carbonated soft drinks; and (3) the use of natural ingredients and flavors in the products. Management believes that this beverage category includes the following segments:

•	Energy drinks

•	Premium soda

•	Ready to Drink teas

•	Single-serve-fruit beverages

•	Smoothies

•	Sparkling water

•	Sports drinks

•	Vegetable/fruit juice blends

•	Other New Age beverages

Dietary supplements are sold in a variety of forms other than liquids, including tablets, capsules, bars, etc., and consist of vitamins, minerals, hormonal supplements, herbal products and specialty combination formulas. Dietary supplements are also marketed through various channels, including health food stores and mass-market (which may include retail and grocery store chains). As a product, Skinny Water competes with dietary supplements in each of product types mentioned above and in different distribution channels.

Our Strategy

Our strategy is to employ creative but relatively low cost marketing and brand promotion techniques and building a strong distributor network and presence with national retail accounts for our products. We will attempt to develop and grow a market for our products by through a distribution network and creating consumer demand for and awareness of our products. We believe that the exclusive arrangements we have with our key suppliers provides us with a competitive advantage.

Our Products

Our line of bottled waters currently consists of Jana Natural Artesian Water and our line of dietary supplements currently consists of Jana Skinny Water. Management intends to market additional Jana products in the future, when it believes that market conditions are favorable. These future products are Jana Natural Flavored Artesian Water (Lemon-Lime and Strawberry-Guava) and Jana Juicy Fruits Natural Noncarbonated Beverages (Red-Orange; Orange-Nectarine; Multivitamin and Multired).

Creative has entered into an exclusive license and distribution agreement with Jamnica, d.d., a division of the Agrokor Group. The purpose of the agreement is to arrange for the bottling and distribution of Jana's water products in North America. Under this agreement, Creative will purchase the Jana water products from Jamnica and have the exclusive right to distribute these products in North America.

Under our agreement with Jamnica, they appointed us their exclusive distributor for the products in the United States and Canada. In connection with this appointment, Jamnica agreed to provide us at no additional charge with promotional materials and sales aids and to identify us on marketing materials as the exclusive distributor of the products.

The agreement is for an initial an initial term commencing on the date we receive government approvals to distribute the products in the sales territory and continues for a period of one year from the date the approvals are received. The agreement will automatically renew for additional one year terms provided we satisfy the following sales volume targets:

Year	Minimum Targets
2005	7,500,000 liters or $ 4,000,000
2006	30,000,000 liters or $15,750,000
2007	60,000,000 liters or $31,500,000

If we are unable to satisfy these targets, Jamnica has the right to either terminate the agreement or to appoint additional distributors in the territory.

Creative has also entered into a three year license agreement with Peace Mountain Natural Beverages Corporation pursuant to which Creative licenses the exclusive right to bottle and distribute the "Skinny Products." Under this agreement, Skinny Products include "Skinny Water", "Diet Water", "Skinny Tea", "Skinny Juice" and "Skinny Shake". Creative is currently focusing on the distribution of Skinny Water in connection with its relationship with Jamnica. Pursuant to this agreement, Creative must utilize only ingredients that are generally recognized as safe and must use concentrate and formulations agreed to by Peace Mountain. Creative's agreement with Peace Mountain will renew automatically provided that it satisfies the minimum purchase amount specified in the contract or makes a $10,000 monthly payment.

Pursuant to its agreement with InterHealth Nutraceuticals Incorporated, Creative obtained the right to sell, market, distribute and package Super CitriMax in bottled liquid dietary supplement products. Creative uses Super CitriMax® in its Skinny Water products. This right was granted by InterHealth on a non-exclusive basis. Further, Creative purchases quantities of Super CitriMax from the manufacturer as needed, and is licensed to use InterHealth's trademarks and logos in marketing products containing Super CitriMax. Our agreement with InterHealth will continue unless terminated by either party.

Our emphasis will be on taste, quality, all natural ingredients, proprietary formulas, and the health benefits offered to the consumer.

Current Products

Jana Skinny Water®

We developed Skinny Water® after working closely with food scientists and a nutraceutical manufacturer. Skinny Water is Jana water containing a proprietary, natural appetite suppressant, with a lemon taste and a natural water appearance.

Skinny Water's main dietary ingredient "SuperCitrimax" is available for use in beverages and foods in the U.S. and a number of other countries. Super CitriMax has been affirmed GRAS (Generally Recognized as Safe) for use in functional beverages by the Burdock Group, one of the nation's leading toxicology specialists who evaluate the safety of food and beverage ingredients. This process involved an intensive review of all safety and toxicology data by a panel of scientific experts. (Source: InterHealth Nutraceuticals, Inc.). Further, human clinical studies of Super Citrimax, conducted through Georgetown University Medical Center resulted in findings that included, weight loss, reduction in appetite, and an increase in fat burning and metabolism when used in conjunction with diet and exercise. The results of their findings are published in the peer-reviewed journal, Nutrition Research (24(1): 45-58, 2004).

Skinny Water contains selected essential nutrients (calcium, potassium, and magnesium), which combine the benefits of hydration with minerals, along with "Super Citrimax", which has been shown to suppress appetite and increase fat burning, without stimulating the nervous system when used in conjunction with diet and exercise.

Skinny Water is ephedrine-free and contains no caffeine, calories, or sugar. Skinny Water's patented formula (held by the licensor) features the all natural, clinically tested ingredient, Hydroxycitric Acid ("Super CitriMax") plus a combination of calcium, potassium and magnesium.

The U.S. Food and Drug Administration (FDA) has recently questioned our use of the term "water" in the product name for Skinny Water. We disagree with the position taken by FDA and are working to resolve this question with FDA so as to preserve our current product name. However, we acknowledge that the final resolution of this matter may require a change in the product's name and/or other changes in the product's labeling and marketing. See "Government Regulation" beginning on Page 11 for more information.

Jana Natural Artesian Water

Jana natural artesian water comes from Croatia, a country with extensive supplies of natural water. Management believes that Jana natural artesian water has magnesium and other minerals. Magnesium appears in Jana in the form of a quality hydrogen carbonate, which management believes is optimal for absorption in the human body. Jana Natural Artesian Water was voted the best quality water at this year's Aqua Expo 2005, held in February 2005, in Paris, France.

Planned Products

Jana Flavored Natural Artesian Water

We expect that this line of products will consist of Jana Natural Water blended with extracts. These will be non-carbonated, non-alcoholic beverages made of natural extracts of Lemon/Lime and Strawberry/Guava and will not contain fruit juices. Jana Flavored Natural Artesian Water was voted the best-flavored water at the 2004 Aqua Expo, held in Paris, France.

Jana Vitamin Enhanced Waters

Jana Vitamin Enhanced Waters will be non-carbonated, non-alcoholic, fruit beverages, enhanced with vitamins A, B, C and E. These products will be made of 12 percent fruit concentrate and natural artesian water. This product line will be manufactured in four different flavors: red-orange, orange-nectarine, and in two different blends of multiple fruits.

Jana Flavored Skinny Water®

Jana Flavored Skinny Waters will consist of Jana Skinny Water blended with fruit extracts. The planned product line consists of Lemon-Lime, Strawberry-Guava and Tangerine.

Distribution, Sales and Marketing

General

We target a niche in the soft drink industry known as New Age beverages. The soft drink industry generally characterizes New Age Beverages as being made more naturally, with upscale packaging, and often creating and utilizing new and unique flavors and flavor combinations. Our Skinny Water product is considered a dietary supplement and competes in the weight-loss dietary supplement market.

The bottled water and New Age beverage segment is highly fragmented and competitive and includes such players as Poland Spring, Fiji, Deer Park, SoBe (acquired by PepsiCo), Snapple (acquired by Cadbury Schweppes in 2000), Arizona, Hansen's and Jones Sodas, among others. In addition, the dietary supplement industry is also highly fragmented and competitive and includes providers of beverages, vitamins, and other supplements. Many competitors, including companies that sell beverage products, are greater in size and financial, personnel, distribution and other resources than we are and sell broader product lines than we do. These brands have the advantage of being seen widely in the national market and being commonly well known for years through well-funded ad campaigns.

Creative's channel rollout plan is to implement a two-phase approach. Phase one commenced in the second quarter of fiscal 2005 and we are initially concentrating our distribution and promotion efforts in three cities: New York City, Los Angeles, and Miami, Fla. Phase two will concentrate on all national retail accounts and national promotion. We intend to launch a European rollout of Skinny Water follow the U.S. launch. We are currently developing our distribution network in the context of our rollout plan. As described below, we entered into a distribution agreement with Big Geyser, Inc. for the New York City, New York area and intend to enlist other local beverage distributors to carry our products in the markets in which we introduce our products.

We have engaged a national account manager to be responsible for the distributor relationships and larger chain accounts that require headquarter sales visits in addition to managing the sales representatives. We will primarily sell to our distributors, who in turn sell to retail stores. Our representatives will maintain the pipeline flow of our products from our distributors (our direct customers), to the retailer (our distributors' customers) to the end customer, the individual consumer. As of September 30, 2005, we have retained five sales representatives on a commission basis working to engage product distributors. Based upon their results, we may expand the number of sales representatives to work along side our mainstream distributors. As resources become available, we intend to retain one or more of these sales representatives on a full-time basis or engage additional sales representatives.

Marketing and Sales Strategy

We will employ a category specific project management approach, as well as, creative packaging and point of purchase displays in our sales planning and presentation to the trade. Our emphasis will be to highlight the Jana brand throughout all of our sales and marketing. Management believes that proper merchandising is a key element to providing maximum exposure to any brand. Management believes that retailers focus on effective shelf and display merchandising in order to yield increased revenue per shopping customer. Unique "billboards" or hangtags have been developed to "tell the story" of each product to the consumer as part of their initial product purchase. This point of purchase display strategy will give us the ability to connect the consumer to our brand immediately, highlighting our points of differentiation. Outside carton packaging will also be used for multi-pack and case sales.

Promotion is key to any product launch and Creative will invest the appropriate amount of capital to build interest around its products. We will attempt to associate the Jana branded waters and dietary supplements with athletes, celebrities, models, personal trainers, and others to build a strong image and marketing campaign. Creative intends to ultimately develop an integrated, multi-channel strategy of advertising, which will include national print, television coverage, Internet, and sponsorship marketing. In addition Creative will place an emphasis on targeted event-based tasting and sampling promotions. For example, we intend to distribute promotional kits to celebrities, offer taste sampling at health spas, and provide sponsorship at events, including trade shows. We have engaged Arno NA to provide advertising and promotional services. Arno NA is a member of the Arno International Group, an international design, marketing and promotions firm.

To date, our distributor, Big Geyser, has placed orders for approximately $205,000 of Jana Natural Artesian Water and Skinny Water, which are currently being distributed in the New York City metropolitan area. In addition, we have received purchase orders from McLane Company, Inc. for Skinny Water in the amount of approximately $96,000 for shipment to 7-11 stores located in various markets in the United States as well as orders from GNC in the amount of $20,000 and from Safeway for $68,000. We have also recently been approved as a vendor for Amazon.com for Skinny Water.

Marketing to Distributors

We will market our products to distributors using a number of marketing strategies, including direct solicitation, retaining outside representatives, telemarketing, trade advertising, and trade show exhibition. These distributors, who may also have relationships with our competitors, include natural food, gourmet food and mainstream distributors.

Marketing to Retail Stores

We will market to stores by utilizing trade shows, trade advertising, telemarketing, direct mail pieces, and direct contact with the store. For our direct contact, our outside sales representatives or brokers will visit stores to sell directly in many regions. Sales to retail stores will be coordinated through our distribution network.

Marketing to Consumers

We will utilize several marketing strategies to market directly to consumers. Advertising in targeted consumer magazines, in-store discounts, in-store product demonstration, consumer trade shows and event sponsoring are all among anticipate consumer-direct marketing devices.

Proprietary Coolers

In-store placements of branded refrigerated coolers by Snapple, SoBe and Jones Soda, among others, have proven to have a significant positive effect on their sales. Creative intends to deploy its own branded coolers in a number of locations.

Distribution Strategy

Creative is establishing distribution contracts with local beverage distributors for each national retail category. We expect that a majority of our products will be sold through our distributors. Distribution will target category leaders in grocery, convenience, health clubs, retail drug, and health food establishments. We have rented warehousing availability in New Jersey from which we can store, label and ship product, based on individual retailer's specifications. Creative will contract with independent trucking companies to have product shipped from its contract packers to independent warehouses, and then on to its distributors. Distributors will then sell and deliver our products either to sub-distributors or directly to retail outlets, and such distributors or sub-distributors stock the retailers' shelves with the products. We will also be responsible for managing our network of distributors and brokers and the hiring of sales managers, who will be responsible for their respective specific channel of sales distribution.

On December 14, 2004, we entered into an exclusive distribution arrangement with Big Geyser, Inc., an independent beverage distributor for the distribution of our products in New York City and Long Island, New York. The agreement is for an initial term of 5 years and is currently Creative's only long-term, written distribution relationship for its product line. Creative will also distribute its products based on purchase order relationships that will be terminable by either party at will. Creative will agree on performance metrics with its New York City area distributor upon the first anniversary of the agreement.

Creative anticipates that as consumer awareness of its brands develops and increases, it will expand its distributor network, which may result in a decreased dependence on any one distributor.

Creative expects that it will grant other distributors exclusive rights to other defined territories. We are currently in negotiations with leading supermarkets and convenience stores in order to secure shelf space for our products.

Mainstream Supermarkets

Based on industry data available to management, we believe that there are over 35,000 supermarket chains in the United States, and that the leading 5 chains control nearly 50% of the market. Management believes that the grocery industry, which has embraced the premium, enhanced water category, is actively seeking new and innovative products in order to expand their premium, and enhanced water sections. Creative's grocery channel strategy will maximize the overall presentation of the premium water category section in stores nationwide.

Convenience Chains/Drug

Based on industry data available to management, we believe that the leading 50 convenience store chains represent over 45,000 store locations nationwide. Management believes that it is typical for a consumer to make two trips to the convenience store per week. The convenience channel will be of strategic value to us since we can establish paid sampling trials of our single serve product lines.

Food Service: Restaurants, Hotels, Schools

Several operators service the leading food service customers. The leading food service operators include U.S. Food Service, Sysco, Coremark and McLane. These companies service key institutions such as hotels, restaurants, schools, hospitals, businesses and cafeterias and representing millions of meal and snacking occasions daily. On-premise (restaurant) activity in commercial and non-commercial locations is an increasing component of total beverage sales. In recognition of this trend, we will market aggressively to industrial cafeterias, bars and restaurants.

Health Clubs, Spa

Over the past ten years, fitness has represented a thriving business opportunity throughout the world. Information summarized in the 2002 U.S. Fitness Industry Market report from Tekes estimates that the U.S. fitness market was valued at approximately $5.8 billion. There are over 7,000 health clubs, gyms, and spas in the U.S., which we will target for all of our products.

Sources and Availability of Raw Materials

Our products require bottles, labels, caps, artesian water, and other ingredients, including Super CitriMax. We fulfill these requirements through purchases from various sources, including purchases from Jamnica and InterHealth. Other than Super CitriMax, we believe there are adequate supplies of the aforementioned products at the present time, but cannot predict future availability or prices of such products and materials. However, since our key strategy is to successfully introduce the Jana brand in the U.S., the termination of our agreement with Jamnica would have a materially adverse impact on our business and results of operations. Since Super CitriMax is only available from InterHealth, the termination of that agreement would also have a materially adverse impact on our business and results of operations. We also expect the above referenced supplies to experience price fluctuations. The price and supply of materials will be determined by, among other factors, demand, government regulations and legislation. We currently purchase quantities of Super CitriMax from InterHealth Nutraceuticals.

Manufacture of Our Products and Quality Control

We license our products from the manufacturers: Jamnica, Peace Mountain and InterHealth. Jamnica manufactures Jana Natural Water, Jana Flavored Natural Water and Jana Vitamin Enhanced Water and licenses Creative with the exclusive distribution rights in North America. We license Skinny Water from Peace Mountain on an exclusive basis and we license and purchase supplies of Super CitriMax from InterHealth on a non-exclusive basis. Super CitriMax is utilized in Skinny Water.

Jamnica employs state of the art aseptic bottling technology, cutting edge and tested marketing materials, product development, laboratory ingredient testing and tasting quality controls. Our products are made from high quality ingredients and we believe that we source and select only those suppliers that use only quality components. We seek to ensure that all of our products satisfy our quality standards. Samples of our products from each production run are analyzed and categorized in a reference library. For every run of product, Jamnica undertakes extensive on-line testing of product quality and packaging. This includes testing levels of sweetness, carbonation, taste, product integrity, packaging and various regulatory cross checks. For each product, they must transmit all quality control test results to us for reference following each production run. Water quality is monitored during production and at scheduled testing times to ensure compliance with beverage industry standards. We are committed to an on-going program of product improvement with a view toward ensuring the high quality of our product.

Competition

The beverage and dietary supplement industries are highly competitive. In order to compete effectively in these industries, we believe that we must convince independent distributors that our products have the potential to be a leading brand in the segments in which we compete. Pricing of the products is an important component of our competitive strategy. We will seek to ensure that the price for our products is competitive with the other products with which we compete.

We compete with other companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by distributors, most of whom also distribute other brands with which our products compete. The principal methods of competition include product quality and taste, brand advertising, trade and consumer promotions, pricing, packaging and the development of new products. As described earlier, we have entered into a distribution agreement with Big Geyser, Inc. to distribute our products in the New York City metropolitan area and believe that their experience in this industry will assist us in generating a demand for our products. Further, as we are marketing our products as a "premium" product, we believe that we can competitively price our products against other bottled waters that are similarly positioned.

In addition, we intend to exploit the recent successes that Jana products have experienced in international competitions. For instance, Jana Natural Artesian Water was voted the best quality water at this year's Aqua Expo 2005, held in February 2005, in Paris, France. Further, Jana Flavored Natural Artesian Water was voted the best-flavored water at the 2004 Aqua Expo, held in Paris, France.

Our premium beverage products compete generally with all liquid refreshments and in particular with numerous other New Age beverages, including:

•	Evian

•	Volvic

•	Fiji

•	Vittel

•	SoBe (owned by Pepsi)

•	Snapple, Mistic, IBC and Stewart's (owned by Cadbury Schweppes)

•	Arizona

•	Knudsen & Sons

•	Jones Sodas

As opposed to our line of Jana waters in general, our Skinny Water product competes in the weight-loss dietary supplement field and therefore will compete with other weight-loss dietary supplements, in addition to the liquid refreshment market. Significant competitors for Skinny Water in the liquid refreshment category are product lines sold by Fuze, Trimspa and SoBe in the U.S. and Contrex, which is marketed in Europe.

Many of these brands have enjoyed broad, well-established national recognition for years, through well-funded ad and other branding campaigns. In addition, the companies manufacturing these products generally are greater in size and have greater financial, personnel, distribution and other resources than we do and have greater access to additional financing.

We believe that our success will be due in great part to our beverage recipes and creative packaging. We believe that the success of our Skinny Water product will be based on, in addition to the foregoing factors, our advantage is being first to market in the U.S. with a dietary supplement water product as our principal competitors that offer weight-loss beverages are marketed as fruit infused beverages.

Research and Development

We undertake research and development activities in order to monitor developments within the dietary supplement industry and to identify or develop new, marketable products. These activities include reviewing periodicals, scientific research and relevant clinical studies and meeting with vendors. We must review the safety and efficacy of ingredients, production standards, labeling information, label claims and potential patent, trademark, legal or regulatory issues. Research and development expenses in the last two years have not been material. Although we may undertake research studies regarding our products, we do not expect to incur significant increases in research and development expenses in the near term.

Proprietary Rights, Brand Names and Trademarks

We regard consumer recognition of and loyalty to all of our brand names and trademarks as extremely important to the long-terms success of our business. We license the trademarks to our products from the manufacturers, including Jamnica, Peace Mountain and InterHealth. Management considers these licenses as material to our business. We license the trademarks "Skinny Water," "Skinny Tea," "Skinny Juice," "Skinny Shake," and "DietWater" from Peace Mountain Natural Beverages. We license the trademark "Jana" from Jamnica and we license the trademark "Super CitriMax Clinical Strength" from InterHealth Nutraceuticals. The terms of our trademark licenses are discussed under the caption "Our Products". The proprietary rights to our products are held by the manufacturer and are licensed to us for purposes of bottling and distribution. Since we are not the owner of these rights, our ability to continue using them is subject to the terms and conditions of the license agreements we have entered into with the licensors. The termination of our license agreements with Jamnica, Peace Mountain and InterHealth would have a material adverse effect on our consolidated financial position and results of operations. We will use non-disclosure agreements with employees and distributors to protect our rights and those of our suppliers.

Government Regulation

The production, marketing and importation of our products are governed by the rules and regulations of various federal, state and local agencies, including, but not limited to the United States Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the U.S. Environmental Protection Agency ("EPA"), the United States Customs and Border Protection ("CBP") and all fifty state Attorneys General. This regulatory regime serves to ensure that the product is safe, our claims are truthful and substantiated and that our products meet defined quality standards. We have not encountered any regulatory action as a result of our operations to date, however, since we have recently commenced operations no assurance can be given that we will not encounter regulatory action in the future. The FDA, pursuant to the Federal Food, Drug, and Cosmetic Act ("FFDCA"), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of bottled water, a food, and dietary supplements, while the FTC regulates the advertising of these products. The EPA regulates tap water (also referred to as municipal water or public drinking water), however, all of the Company's products presently utilize artesian water sourced from an underground spring in Croatia. Should the Company ever choose to use municipal water in its products, then the numerous regulations of the EPA shall be applicable. The CBP regulates cross border trade on behalf of itself, the FDA and other federal agencies. Further, many states take a large role in the regulation of bottled water and many of these states have permit requirements to which we must adhere. In addition, all states regulate product claims through various forms of consumer protection statutes.

The FDA has broad authority to enforce the provisions of the FFDCA applicable to bottled water and dietary supplements, including powers to issue a public "Warning Letter" to a company, to publicize information about illegal products, to request a voluntary recall of illegal products from the market, and to request the Department of Justice to initiate civil seizure and/or injunction actions, and criminal penalty proceedings in the United States Federal courts. The FTC exercises jurisdiction over the advertising of dietary supplements and foods and has the authority over both "deceptive" and "unfair" advertising and other marketing practices. In addition to its broad investigative powers, the FTC has the power to initiate administrative and judicial proceedings against a company and may also seek a temporary restraining order or preliminary injunction against a company pending the final determination of an action The FTC's remedies also include consumer redress, civil and criminal penalties. Weight loss products in particular are subject to increased regulatory scrutiny due to intensified campaigns by both FDA, FTC and states' attorneys general. The CBP has the power to detain products and refuse admission at the border and to order the destruction of illegal imports. Moreover, the FDA at the border has increased authority over imports. Any type of investigation or enforcement action either by the FDA, FTC or any other federal, state or local agency would likely have a material adverse effect on our consolidated financial position or results of operations.

We are subject to the food labeling regulations required by the Nutritional Labeling Education Act of 1991 ("NLEA"). These regulations require all companies which offer food for sale and have annual gross sales of more than $500,000 to place uniform labels in specified formats disclosing the amounts of specified nutrients on all food products intended for human consumption and offered for sale. This regulation would apply to all of our products. The FFDCA contains exemptions and modifications of labeling requirements for certain types of food products, such as in this case foods containing insignificant amounts of nutrients. The FFDCA also establishes the circumstances in which companies may place nutrient content claims or health claims on labels.

Our Skinny Water product, as a dietary supplement, is subject to the Dietary Supplement Health and Education Act of 1994 labeled ("DSHEA"), however, a recent letter from the FDA has raised an issue with regard to whether the product is properly identified as a dietary supplement and its name. In 1994, the FFDCA was amended by DSHEA, which establishes a new framework governing the composition and labeling of dietary supplements. With respect to composition, DSHEA defines "dietary supplements" as "a vitamin; a mineral; an herb or other botanical; an amino acid; a dietary substance for use by man to supplement the diet by increasing total dietary intake; or a concentrate, metabolite, constituent, extract, or combination of any of the above dietary ingredients." The provisions of DSHEA define dietary supplements and dietary ingredients; establish a new framework for assuring safety; outline guidelines for literature displayed where supplements are sold; provide for use of claims and nutritional support statements; require ingredient and nutrition labeling; and grant FDA the authority to establish regulations concerning good manufacturing practices ("GMPs").

We believe that our contract manufacturers meet the current regulations of the FDA specifically with regard to bottled water including good manufacturing practices ("GMPs") and its classification as "artesian water." We have also implemented registration and compliance procedures as required by the FDA Bioterrorism Act. Lastly, we have already received regulatory approvals for our bottled water from New York State and are in the process of securing necessary approvals in other jurisdictions where we intend to introduce our products.

Government Regulation of Bottled Water

Bottled water is regulated as food by FDA. Municipal water is regulated not as a food by the FDA, but as a commodity by the Environmental Protection Agency (EPA) pursuant to the Safe Drinking Water Act which provides for certain mineral/chemical content requirements so as to ensure water safety, not product definition. In 1996, the regulation of bottled water became more stringent with FDA's issuance of a final rule, which included standard definitions for various terms used on labels of bottled water, e.g. "artesian." In addition, FDA adopted rules establishing a new definition for mineral water and standard of quality regulations that establish allowable levels for contaminants (chemical, physical, microbial & radiological) in bottled water. Accordingly, our bottled water products must meet FDA standards for manufacturing practices and chemical and biological purity.

Furthermore, these standards undergo a continuous process of revision. As described above, the labels affixed to bottles and other packaging of the water is subject to FDA restrictions on health and nutritional claims for foods.

As the FDA regulates our bottled water and flavored water beverages as foods, these products must meet FDA requirements of safety for human consumption, of processing and distribution under sanitary conditions and of production in accordance with the FDA GMPs. To assure the safety of bottled water, the FDA has established quality standards that address the substances that may be present in water which may be harmful to human health as well as substances that affect the smell, color and taste of water. FDA's quality standards for bottled water also require public notification whenever the microbiological, physical, chemical or radiological quality of bottled water falls below standard. We believe that we satisfy the current regulations of the FDA with regard to foods and specifically with regard to bottled water, including the classification as artesian water. We are also subject to periodic, unannounced inspections by the FDA. Upon inspection, we must be in compliance with all aspects of the quality standards and good manufacturing practices for foods and bottled water, and all other applicable regulations that are incorporated in the FDA quality standards.

Bottled water is also subject to state and local regulation. In some states, bottled water must originate from an "approved source" in accordance with standards prescribed by the state health department of those states. Some states require the source to be inspected and the water sampled, analyzed and found to be of safe and wholesome quality. There are annual compliance monitoring tests of both the source and the bottled water in some states. The health departments of many individual states also govern water purity and safety, labeling of bottled water products and manufacturing practices of producers.

Government Regulation of Dietary Supplements

It is our intent that Skinny Water be regulated as a dietary supplement by FDA under DSHEA, although, a recent letter from the FDA has raised an issue with regard to the product's identity and its name. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be used in dietary supplements without notifying the FDA. However, a "new" dietary ingredient (i.e., a dietary ingredient that was "not marketed in the United States before October 15, 1994") must be the subject of a new dietary ingredient notification submitted to the FDA, unless the ingredient has been "present in the food supply as an article used for food" without being "chemically altered." A new dietary ingredient notification must provide the FDA evidence of a "history of use or other evidence of safety" establishing that use of the dietary ingredient "will reasonably be expected to be safe." We believe that the dietary ingredient presently utilized in Skinny Water is not a new dietary ingredient. However, should the FDA disagree at any time in the future, we may need to cease marketing our dietary supplement products that contain such ingredient and promptly file (or have the supplier of this ingredient file) a new dietary ingredient notification with FDA. Under DSHEA, this notification is required to be submitted to FDA at least 75 days before the new dietary ingredient's initial marketing. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that we may market now or in the future, and the FDA's refusal to accept such evidence could prevent the marketing of such dietary ingredients and would have a material adverse effect on our consolidated financial position or results of operations.

In addition, DSHEA permits "statements of nutritional support" to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure, function or general well being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being. A dietary supplement may not claim to diagnose, cure, mitigate, treat, or prevent a disease unless such claim has been reviewed and approved by the FDA as a "health claim" or "qualified health claim." A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. The label and labeling of Skinny Water does contain statements of nutritional support, however, we have no assurance that FDA will find the company's substantiation adequate to support the statements of nutritional support being made for Skinny Water. If the statement of nutritional support appears on a product label or labeling of a dietary supplement, there must also appear on such label and labeling a FDA disclaimer statement, which is as follows: "This statement has (or these statements have) not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease." Pursuant to DSHEA, we are also required to notify the FDA about our use of the statement(s) within 30 days of marketing the product (the "30 Day Letter"). Upon receiving the 30 Day Letter and thereafter if FDA were to determine that a particular statement of nutritional support is an unacceptable drug claim, an unauthorized version of a "health claim," or unsubstantiated, a company may be prevented from using the claim and may face further regulatory action. There is no assurance that FDA will not make any of the aforementioned determinations with regard to the claims made for any of the company's products and no assurance that FDA will find the company's substantiation evidence for Skinny Water or on any other of our products, if ever requested, adequate to support the claims being made for the company's products.

FDA has already stated in a Courtesy Letter dated September 22, 2005, that the use of the term "water" in the name of our "Skinny Water" product appears to cause our product to be a bottled water, which is a standardized, conventional food, not a dietary supplement. A "Courtesy Letter" is the term commonly used to describe the written letter sent by FDA in response to a 30 Day Letter – it is not a Warning Letter. In its letter, FDA further notes that as a conventional food, the product must meet the regulatory requirements that apply to conventional food rather than those requirements that apply to dietary supplements, and in particular those requirements that apply to bottled water. We disagree with the position taken by FDA that Skinny Water is a "bottled water," a conventional food. In response to the Courtesy Letter, we have consulted and are actively working with FDA regulatory counsel to begin a written dialogue with FDA on this issue and to hopefully reach a mutually agreeable solution. Nevertheless, in the event we cannot come to an agreement with FDA on this issue, we could 1) disagree with FDA and continue marketing until there is an enforcement action (it is also possible that FDA might choose not to take enforcement action even if we did not respond to the letter), 2) change our product name so that it can continue to be marketed as a dietary supplement, or 3) change the labeling of Skinny Water so that it complies with the rules and regulations applicable to conventional foods including beverages, which would limit the claims that would be made for the product. If the FDA were to decide to bring an enforcement action due to this issue in the future, it could have a material adverse effect on our consolidated financial position and results of operations.

Recently, the FDA proposed GMPs specifically for dietary supplements. These new GMP regulations, if finalized, would be more detailed than the GMPs that currently apply to dietary supplements and may, among other things, require dietary supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the GMP regulations for drugs. There can be no assurance that, if the FDA adopts GMP regulations for dietary supplements, we or our suppliers will be able to comply with the new rules without incurring substantial expense that might have a have a material adverse effect on our consolidated financial position or results of operations.

Our advertising and sale of our dietary supplement products are subject to regulation by the FTC under the FTCA. The Federal Trade Commission Act ("FTCA") prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. The FTCA provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC's "substantiation doctrine", an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. Pursuant to this FTC requirement, we are required to have adequate substantiation for all advertising claims made for our products at the time such claims are made.

In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to adequately substantiate claims made in advertising or for the use of false or misleading advertising claims. The FTC has specifically launched a nationwide law enforcement sweep called "Project Waistline" against companies making false and/or unsubstantiated weight loss claims.

The initiative was created to stop deceptive advertising, provide refunds to consumers harmed by unscrupulous weight-loss advertisers, encourage media outlets not to carry advertisements containing bogus weight loss claims and to educate consumers to be on their guard against companies promising weight loss without diet or exercise. These enforcement actions have often resulted in consent decrees and the payment of substantial civil penalties and/or restitution by the companies involved. Since our dietary supplement product, Skinny Water, makes weight loss claims on its label, labeling and advertising, there can be no assurance that FTC (or FDA) will not investigate our products. Should FTC choose to investigate, we have no assurance that the company's substantiation evidence for the claims made on Skinny Water or on any other of our products will be adequate and as a result enforcement actions/remedies could ensue. In 1994, our president, Michael Salaman, agreed to a FTC consent decree resulting from past telemarketing activities and the distribution of customer lists and credit card information while he was with a different company. We are aware of this consent decree and, as a result, are required to maintain compliance with the same and are subject to an injunction and substantial civil monetary penalties if there should be any failure to comply with such consent decree. Mr. Salaman as a party to the FTC consent decree, whether acting in his capacity as an officer of our company or otherwise, is also required to maintain compliance with the same and is subject to an injunction and substantial civil monetary penalties if there should be any failure for him to comply. Moreover, Mr. Salaman may be subject to penalties resulting from an FTC contempt action should he be found in violation of the decree. Civil penalty actions against us and/or against Mr. Salaman, individually, would likely have a material adverse effect on our consolidated financial position and results of operations. Any FTC action against Mr. Salaman relating to activities on our behalf or any of our other officers or directors may also result in our being made a defendant in such action and accordingly, would also be likely to have a material adverse effect on our consolidated financial position and results of operation. Notwithstanding the existence of this FTC consent decree, unless we are engaged in telemarketing activities or certain activities relating to the transfer of credit card and/or customer information (e.g. selling/purchasing credit card account number and/or expiration date information to/from any third party, using any "customer list" specifically referenced in the decree), we do not expect that the terms of the decree will affect us.

Other Regulatory Considerations

All of our products are imported into the United States from Croatia. The CBP works closely with FDA at ports of entry to determine what products should be detained or refused and what products should proceed. Imported products are heavily scrutinized at the border and the CBP and the FDA may refuse admission of any product that "appears" to be in violation of federal law. Should CBP or FDA determine that our products are not in compliance, they could detain or refuse our products at the border, this would have a material adverse effect on our consolidated financial position or results of operations.

Our products are subject to state regulation. Under state consumer protection laws, state attorneys general, like the FTC, can bring actions against us should they believe that the claims being made for any of our products are not truthful, are misleading and/or if they believe that the claims are not substantiated. In addition, there are specific state regulatory requirements for bottled water (in addition to the federal requirements) in each state where the bottled water products are sold. Many of these regulations set standards for bottled water that are even higher than that of FDA and have separate labeling requirements as well. A number of states have permit programs and testing requirements to which companies that market bottled water must adhere if the bottled water product is going to be sold in those states. We have already received regulatory approval from New York State and are in the process of securing necessary approvals in other jurisdictions where we intend to introduce our products. States have also obtained significant monetary penalties against companies that have sold products with false, misleading or unsubstantiated weight loss claims.

We may be subject in the future to additional laws or regulations administered by federal, state, local regulatory authorities, the repeal or amendment of laws or regulations which we consider favorable, such as DSHEA, or more stringent interpretations of current laws or regulations. We cannot predict the nature of future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. Such future laws and regulations could, however, require the reformulation of products to meet new standards, the recall or discontinuance of product that cannot be reformulated, the imposition of additional record keeping requirements, expanded documentation of product efficacy, expanded or modified labeling and scientific substantiation, including health warnings or restrictions on benefits described for our products. Any or all of such requirements could negatively impact sales of our products or increase our cost, resulting in a material adverse impact on our operations, consolidated financial position or results of operations.

Environmental Protection

We are operating within existing federal, state and local environmental laws and regulations and is taking action aimed at assuring compliance therewith. Compliance with such laws and regulations is not expected to materially affect our capital expenditures, earnings or competitive position.

Number of Employees

As of September 30, 2005, we had a total of six employees and eight independent contractors to provide us with sales, managerial and administrative functions on a full-time basis. Our independent contractors provide services to us on an at-will basis. Our employees are not subject to any collective bargaining agreement. We believe that employee relations are good.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Prior to the filing of this registration statement on Form 10-SB, we were not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Upon the effectiveness of this Registration Statement, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding our company that may be viewed at http://www.sec.gov.

RISK FACTORS

The following discussion should be read together with our financial statements and related notes appearing elsewhere in this Registration Statement. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this prospectus. We undertake no obligation to update any information contained in these forward-looking statements.

General Risks Related to Our Business

We are a development phase company with no record of operations to date; therefore our business model is completely speculative at the present time.

Our company is a development phase company with only a limited operating history upon which potential investors may base an evaluation of its prospects. We have not had any meaningful revenues or record of operations to date and our business model is currently completely speculative. There can be no assurance that we will ever be able to generate revenues or, if we generate revenue, that we will ever be profitable. Prospective investors may lose all or a portion of their investment. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in a highly competitive market, such as the market in which we compete. Such risks include, but are not limited to, our ability to obtain and retain customers and attract a significant number of new customers, the growth of the markets we intend to pursue, our ability to implement our growth strategy, especially the sales and marketing efforts, and the introduction of new products by us and our competitors.

We have a history of operating losses. If we continue to incur operating losses, we eventually may have insufficient working capital to maintain operations as presently set forth in our business plan.

As of June 30, 2005, we had an accumulated deficit of $5,401,506. For the years ended December 31, 2004 and 2003, we incurred losses from operations of $1,188,936 and $701,211, respectively, and for the six months ended June 30, 2005, we incurred a loss from operations of $811,032. If we are not able to begin to earn an operating profit at some point in the future, we will eventually have insufficient working capital to maintain our operations as we presently intend to conduct them.

We have limited working capital and will need to raise additional capital in the future and our independent auditors have included a "going concern" opinion in their report.

At December 31, 2004, our cash and cash equivalents was approximately $3,400.00 and at June 30, 2005, our cash and cash equivalents was approximately $129,000. During the present fiscal year, we raised an aggregate amount of $816,200 from the sale of our convertible debentures to accredited investors in a private placement pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. We also sold an aggregate of $2.4 million of other convertible debentures during the period September 2004 to December 2004 and June 2005 to 2005 and are presently offering for sale an aggregate principal amount of $1,000,000 additional convertible debentures to raise additional capital. However, the sale of the $2.4 million of convertible debentures is subject to a rescission offer, as described below. Currently, subscribers of approximately $2.1 million of debentures subject to the rescission offer have confirmed their investment and we have sold an additional amount of approximately $165,000 of additional debentures. There is no guarantee that we will be able to sell any additional debentures and no assurances can be given that subscribers who have not yet responded to the rescission offer will not elect to accept the rescission offer. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any of our securities, nor will there be any sale of these securities by us in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. This disclosure is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933.

We believe that net cash on hand as of the date of this Registration Statement and cash anticipated from operations and to be raised in private placements of our securities will only be sufficient to meet our expected cash needs for working capital and capital expenditures for a period of 6 to 9 months. Accordingly, we have an immediate need for additional cash which we must satisfy either by immediately developing a market for our products, selling additional securities in private placements or by negotiating for an extension of credit from third party lenders. If we are unable to obtain additional capital, we will need to reduce costs and operations substantially. Our independent auditors have included a "going concern" explanatory paragraph in their report to our financial statements for the year ended December 31, 2004, citing recurring losses from operations. Our capital needs in the future will depend upon factors such as market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty.

If we are unable to achieve sufficient levels of sales to break-even, we will need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement. We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling stock or convertible securities, the ownership of our existing shareholders will be diluted. We are currently negotiating with commercial lending companies for a line of credit or accounts receivable financing arrangement to assist us in obtaining necessary working capital. No assurances, however, can be given that we will be able to successfully secure any such financing arrangement. Even if we are able to obtain commercial financing, the terms and conditions applicable to such arrangement may impose restrictions on our operations.

Further, if additional funds are raised though the issuance of equity or debt securities, such additional securities may have powers, designations, preferences or rights senior to our currently outstanding securities and, in the case of additional equity securities, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing on sufficiently favorable terms could have a material adverse effect on our business, results of operations and financial condition. If we are unsuccessful in raising additional capital and increasing revenues from operations, we will need to reduce costs and operations substantially. Further, if expenditures required to achieve our plans are greater than projected or if revenues are less than, or are generated more slowly than, projected, we will need to raise a greater amount of funds than currently expected.

Issuances of our securities are subject to federal and state securities laws and certain holders of convertible debentures issued by us may be entitled to rescind their purchases and we may have ongoing liability to these purchasers under federal law.

From September 2004 to December 2004 and from June 2005 through August 2005, we offered and sold convertible debentures to investors in various states. These sales of convertible debentures are subject to federal and state securities laws and it is possible, by reason of certain procedural or similar failures (i.e., the failure to file certain "notices" in connection with the sales) that a technical violation of some securities laws may have occurred at the time. In such situations, a number of remedies may be available to regulatory authorities and the investors who purchased securities in those offerings, including, without limitation, a right of rescission, civil penalties, seizure of our assets, a restraining order or injunction, and a court order to pay restitution and costs. We estimated that these investors may be entitled to return their securities to us and receive from us the full price they paid, which we estimate to be an aggregate amount of approximately $2.4 million, plus interest. As a result, we conducted a rescission offer to all those persons who purchased convertible debentures during the affected periods. The rescission offer is being made pursuant to an applicable exemption from the registration requirements under the Securities Act and pursuant to applicable state securities laws. In this rescission offer, we are offering to repurchase the debentures subject to our rescission offer for the price paid plus interest from the date of purchase until the rescission offer expires, at the current statutory rate per year mandated by the state in which the shares were purchased.

We believe that an investor's acceptance of the rescission offer will, under general theories of estoppel, preclude him or her from later seeking similar relief, and we are unaware of any federal or state case law to the contrary. However, it is unclear whether the rescission offer will terminate our liability under the Securities Act of 1933 and certain state securities laws. The staff of the Securities and Exchange Commission takes the position that a person's federal right of rescission may survive the rescission offer. Accordingly, should any offerees reject the rescission offer, we may continue to be potentially liable under the Securities Act for the purchase price of their shares which were not issued in compliance with the Securities Act or applicable state securities laws.

If a significant number of persons elect to accept the rescission offer, we may not be able to satisfy all of our obligations to these persons and even if we are able to do so, it will strain our capital resources and may require us to raise additional capital in order to execute our business plan.

We are making a rescission offer to persons that purchased approximately $2.4 million in convertible debentures from us. If a significant number of people elect to accept the rescission offer, we would be required to repay the amounts we previously received from such persons, up to the maximum amount stated above. As of the date hereof, investors holding convertible debentures subject to rescission in the aggregate principal amount of $160,000 have elected to accept the rescission offer and holders of approximately $171,000 of convertible debentures have not responded. In order to satisfy such obligations, we would be required to utilize our available capital resources to satisfy such refunds and obtain alternative sources of capital for such purpose. The inability to obtain alternative sources of capital would have a material adverse effect on our business, prospects, financial condition, and results of operations. As our cash resources are currently limited, we may not be able to satisfy the obligation to rescind the debentures previously purchased by these persons if a significant number of people accept the rescission offer unless we were able to obtain additional capital from one or more third parties. If we are unable to do so, these persons could seek legal redress through the court system under federal and state securities laws. In addition, even if we are able to satisfy our obligations to those people accepting the rescission offer, the potential drain on our capital resources could be material and negatively impact our ability to execute our business plan. Accordingly, we may need to seek additional capital resources by seeking additional debt or equity financing

Fluctuations in our quarterly revenue and results of operations may lead to reduced prices for our stock.

Our quarterly net revenue and results of operations can be expected to vary significantly in the future. The business in which we compete experiences substantial seasonality caused by the timing of customer orders and fluctuations in the size and rate of growth of consumer demand. In other particular fiscal quarters, our net revenues may be lower and vary significantly. As a result, we cannot assure you that our results of operations will be consistent on a quarterly or annual basis. If our results of operations in a quarter fall below our expectations or those of our investors, the price of our common stock will likely decrease.

Our revenues will decline and our competitive position will be adversely affected if we are unable to introduce successful products on a timely basis.

Our business performance depends on the timely introduction of successful products or enhancements of existing products. Our inability to introduce products or enhancements, or significant delays in their release, could materially and adversely affect the ultimate success of our products and, in turn, our business, results of operations and financial condition. The process of introducing products or product enhancements is extremely complex, time consuming and expensive.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our beverages and dietary supplement product, including contents, labels, caps and containers, and claims made for our products are subject to the rules and regulations of various federal, provincial, state and local health agencies, including the U.S. Food and Drug Administration and the Federal Trade Commission. If a regulatory authority or any state attorney general were to find that a current or future product or production run is not in compliance with any of these regulations or that any of the claims made for our products are false, misleading or not adequately substantiated, we may be fined, production may be stopped or we may be forced to make significant changes to the products or claims made for them, thus adversely affecting our financial conditions and operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. As we have already received a Courtesy Letter from the FDA questioning the use of the term "water" in the name of our dietary supplement product "Skinny Water," a FDA enforcement action in the future with regard to this issue is possible. If we do not make changes to the product name and labeling or, in the alternative, fail to reach an agreement with the FDA, it could increase the likelihood of such an enforcement action. Any enforcement action could have a material adverse effect on our consolidated financial condition and results of operations. The rules and regulations of FDA, FTC and other federal, provincial, state and local agencies are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

The bottled water and dietary supplement industries are highly regulated at both the state and federal level.

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of the Company's products are subject to regulation by numerous governmental agencies which regulate the Company's products. The Company's products are also subject to regulation by, among other regulatory entities, the FDA, FTC, CPB and the EPA. Advertising and other forms of promotion and methods of marketing of the Company's products are subject to regulation by the FTC which regulates these activities under the FTCA. The manufacture, labeling and advertising of the Company's products are also regulated by various state and local agencies as well as those of each foreign country to which the Company distributes its products. If we are unable to comply with applicable regulations and standards in any jurisdiction, we might not be able to sell our products in that jurisdiction, and our business could be seriously harmed.

Regulation of Bottled Water

The United States Food and Drug Administration ("FDA") regulates bottled water as a food. Our bottled water must meet FDA requirements of safety for human consumption, labeling, processing and distribution under sanitary conditions and production in accordance with the FDA "good manufacturing practices." To assure the safety of bottled water, the FDA has established quality standards that address the substances that may be present in water which may be harmful to human health as well as substances that affect the smell, color and taste of water. FDA's quality standards for bottled water also require public notification whenever the microbiological, physical, chemical or radiological quality of bottled water falls below standard. We also must meet state regulations in a variety of areas. These regulations set standards for registration, approved water sources, water purity, safety and labeling. Failure to comply with such laws and regulations could result in fines against us, a temporary or permanent shutdown of production, recalls of the product, loss of state certification to market the product or, even in the absence of governmental action, loss of revenue as a result of adverse market reaction to negative publicity. Any such event could have a material adverse effect on our business. We cannot assure you that we have been or will at all times be in compliance with all regulatory requirements or that we will not incur material costs or liabilities in connection with regulatory requirements.

Regulation of Dietary Supplements

Our "Skinny Water" product is regulated as a dietary supplement under the FFDCA, and is, therefore, not subject to pre-market approval by the FDA. However, this product is subject to extensive regulation by the FDA relating to adulteration and misbranding. For instance, we are responsible for ensuring that all dietary ingredients in a supplement are safe, and must notify the FDA in advance of putting a product containing a new dietary ingredient (i.e., an ingredient not present in the U.S. food supply as an article used for food before October 15, 1994) on the market and furnish adequate information to provide reasonable assurance of the ingredient's safety. Furthermore, if we make statements about the supplement's effects on the structure or function of the body, we must, among other things, have adequate substantiation that the statements are truthful and not misleading. In addition, our product labels must bear proper ingredient and nutritional labeling and our products must be manufactured in accordance with current GMPs for foods. The FDA has published notice of its intention to issue new GMPs specific to dietary supplements, which, when finally adopted may be more expensive to follow than prior GMPs. A dietary supplement product can be removed from the market if it is shown to pose a significant or unreasonable risk of illness or injury. Moreover, if the FDA determines that the "intended use" of any of the Company's products is for the diagnosis, cure, mitigation, treatment or prevention of disease, the product would meet the definition of a drug and could not be sold as a dietary supplement until such time that the "intended use" of the product is not for the diagnosis, cure, mitigation, treatment or prevention of disease. Our failure to comply with applicable FDA regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

As described above under the heading "Government Regulation," the FDA has already stated in a Courtesy Letter dated September 22, 2005, that the use of the term "water" in the name of "Skinny Water" appears to cause this product to be a bottled water, which is a standardized, conventional food, not a dietary supplement. FDA's position will require compliance with regulatory requirements applicable to conventional food rather than those that apply to dietary supplements. We disagree with the position taken by FDA and are actively working with regulatory counsel to attempt to reach a mutually agreeable solution with FDA. In the event we cannot reach an agreement with FDA, the agency could choose to bring an enforcement action against us, which could have a material adverse effect on our consolidated financial position or results and operations.

Our advertising of "Skinny Water" is subject to regulation by the FTC under the FTCA, which prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. Further, the FTCA provides that the dissemination or the causing to be disseminated of any false or misleading advertisement pertaining to, among other things, drugs or foods, which includes dietary supplements, is an unfair or deceptive act or practice. Under the FTC's "substantiation doctrine," an advertiser is required to have a "reasonable basis" for all product claims at the time the claims are first used in advertising or other promotions. Failure to adequately substantiate claims may be considered either as a deceptive or unfair practice. Pursuant to this FTC requirement, we are required to have adequate substantiation for all advertising claims made about our products. The type of substantiation will be dependent upon the product claims made. For example, a health claim normally would require competent and reliable scientific evidence, while a taste claim may only require competent and reliable survey evidence.

In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC has specifically launched a nationwide law enforcement sweep called "Project Waistline" against companies making false and/or inadequately substantiated weight loss claims. The initiative was created to stop deceptive advertising, provide refunds to consumers harmed by unscrupulous weight-loss advertisers, encourage media outlets not to carry advertisements containing bogus weight loss claims and to educate consumers to be on their guard against companies promising weight loss without diet or exercise. These enforcement actions have often resulted in consent decrees and the payment of substantial civil penalties and/or restitution by the companies involved. If the FTC has reason to believe the law is being violated (e.g., we do not possess adequate substantiation for product claims), it can initiate enforcement action. The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory process authority, cease and desist orders and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. Violation of such orders could result in substantial financial or other penalties. Any such action by the FTC would materially adversely affect our ability to successfully market our products.

We are not currently a party to any investigation, consent order or other decree of the FTC. We may be subject to investigation by the FTC in the future. However, in 1994 our president, Michael Salaman, entered into a FTC consent decree resulting from past telemarketing activities and the distribution of customer lists and credit card information while he was with a different company. We are aware of this consent decree and, as a result, are required to maintain compliance with the same and are subject to an injunction and substantial civil monetary penalties if there should be any failure to comply with such consent decree. Civil penalty actions could have a material adverse effect on our consolidated financial position or results of operations.

The loss of our Chief Executive Officer could negatively affect our business.

Our future success will depend to a significant degree upon the performance and contribution of our Chief Executive Officer, Michael Salaman, and upon our ability to attract, motivate and retain highly qualified employees with technical, management, marketing, sales, product development, creative and other skills. In our industry, competition for highly skilled and creative employees is intense and costly. We expect this competition to continue for the foreseeable future, and we may experience increased costs in order to attract and retain skilled employees. We cannot assure you that we will be successful in attracting and retaining skilled personnel. Our business, operating results and financial condition could be materially and adversely affected if we lost the services of our Chief Executive Officer or key technical or creative employees or if we failed to attract additional highly qualified employees.

Significant competition in our industry could adversely affect our business.

Our market is highly competitive and relatively few products achieve significant market acceptance. Our competitors include Evian, Contrex, Fiji, and other imported sourced bottled waters. Further, the market for dietary supplements is also highly competitive and our competitors include well known brands such as Fuze and SoBe. These current and future competitors may also gain access to wider distribution channels than we do. As a result, these current and future competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer preferences;

•	carry larger inventories;

•	undertake more extensive marketing campaigns; and

•	adopt more aggressive pricing policies.

We may not have the resources required for us to respond effectively to market or technological changes or to compete successfully with current and future competitors. Increased competition may also result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations and financial condition.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results and financial condition. Further, similar to our competitors, we will likely become subject to litigation. Such litigation may be costly and time consuming and may divert management's attention from our day-to-day operations. In addition, we cannot assure you that such litigation will be ultimately resolved in our favor or that an adverse outcome will not have a material adverse effect on our business, results of operations and financial condition.

Our business will be adversely affected by a decline in the consumption of products we sell.

Although there have been increases in consumption of beverages in most of our product categories, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage products in the United States and other markets in which we participate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors.

We must rely on the performance of distributors, major retailers and chains for the success of our business.

We must engage distributors to sell our products principally to major retailers and chains including supermarkets, health clubs and convenience stores. We currently only have one long-term, written agreement with an independent distributor, Big Geyser, Inc. Although we have also received purchase orders from other distributors and retailers for sales of our products, none of these orders are long-term agreements for the recurring sale of our products. The poor performance of our distributors, retailers or chains or our inability to collect accounts receivable from our distributors, retailers or chains could materially and adversely affect our results of operations and financial condition. In addition, distributors and retailers of our products offer products which compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that distributors or retailers may give higher priority to products of our competitors. In the future, our distributors and retailers may not continue to purchase our products or provide our products with adequate levels of promotional support. Accordingly, there can be no assurance that we will be able successfully to sell, market, commercialize or distribute our products at any time in the future.

We will rely heavily on our independent distributors, and this could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. We currently have one long-term, written distribution agreement, with Big Geyser, Inc. Under this agreement, we granted our distributor the exclusive distribution rights to New York City and Long Island, New York, one of our initial target markets. However, we expect that this distributor, and others we may contract with, will sell and distribute competing products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, our sales and profitability will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include:

•	the level of demand for our brands and products in a particular distribution area,

•	our ability to price our products at levels competitive with those offered by competing products, and

•	our ability to deliver products in the quantity and at the time ordered by distributors.

We cannot ensure that we will be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results.

We have only one long-term distribution relationship and we will incur significant time and expense in attracting additional distributors for our products.

Our marketing and sales strategy presently, and in the future, will rely on the availability and performance of our independent distributors. We currently have one long-term, written distribution agreement. Under this agreement, we granted our distributor the exclusive distribution rights to New York City and Long Island, New York, one of our initial target markets. This agreement is for an initial term of five years. We intend to enter into written agreements with key distributors for varying terms and duration; however, many distribution relationships may be based solely on purchase orders and terminable by either party at will. We do not anticipate that in the future we will be able to establish, long-term contractual commitments from many of our distributors. In addition, we cannot provide any assurance as to the level of performance by our distributors under such agreements, or that those agreements will not be terminated early. Our agreement with our New York City area distributor provides that performance metrics will be determined after the first year of the agreement. Moreover, there is the possibility that we may have to incur significant additional expenditures or agree to additional obligations to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets. For example, as part of our distribution agreement with our New York City distributor, we agreed that if we do not renew the agreement after the initial term, we must pay it a fee based on the difference between the price charged by Creative to the distributor and the price it charges to the market. In addition, in such a situation, we agreed to repurchase all remaining inventory that is unsold as of the termination date. There is no assurance that we will be able to establish distribution relationships or maintain successful relationships with distributors in our geographic distribution areas. If we are unable to establish or maintain successful distribution relationships, our business, financial condition, results of operations and cash flows will be adversely affected.

We need to effectively manage our growth and execution of our business plan. Any failure to do so would negatively impact our profitability.

To manage operations effectively and maintain profitability, we must continue to improve our operational, financial and other management processes and systems. Our success also depends largely on our ability to maintain high levels of employee utilization, to manage our production costs and general and administrative expense, and otherwise to execute on our business plan. We need to maintain adequate operational controls and focus as we add new brands and products, distribution channels, and business strategies. There are no assurances that we will be able to effectively and efficiently manage our growth. Any inability to do so, could increase our expenses and negatively impact our profit margin.

We rely on our agreements with Peace Mountain and InterHealth Nutraceuticals for our Skinny Water product.

Our Skinny Water product is available to us through our license agreement with Peace Mountain. Peace Mountain holds the proprietary rights to the Skinny Water brand and grants Creative the right to distribute the Skinny Water product pursuant to the terms of an exclusive license agreement. In addition, we purchase the key ingredient to Skinny Water, Super CitriMax, from a single provider, InterHealth Nutraceuticals, on a non-exclusive basis. Our Skinny Water product is an important element of our business strategy and we expect to derive a substantial amount of business from this product. We cannot provide assurance that we will achieve expected sales levels from this relationship. Further, Peace Mountain and InterHealth may each terminate their agreements with Creative due to Creative's failure to comply with its contractual obligations. If either Peace Mountain or InterHealth terminates the agreement, we will not be able to successfully market Skinny Water. In the event either Peace Mountain or InterHealth elects to terminate its relationship with Creative, our business, financial condition, results of operations and cash flows will be significantly harmed.

We rely on our agreement with Jamnica for our product lines.

We license the right to bottle and distribute our entire line of Jana products from Jamnica. Jamnica is the manufacturer of these products and has granted us the exclusive right to distribute them in North America. The Jana product line is the key element of our business strategy and we expect to derive a substantial amount of business from this product. We cannot provide assurance that we will achieve expected sales levels from this relationship. Further, this Agreement will expire one year from the date we obtain certain government approvals unless we satisfy minimum sales volumes, in which event, the agreement will automatically renew for an additional year. If Jamnica terminates the agreement or it is not renewed, we will not generate meaningful revenue from the relationship and will not recoup valuable time and resources expended in negotiating and consummating the agreement and our business strategy to market and distribute this line of waters. Further, in such a situation, we will incur additional costs in developing product alternatives. This would significantly strain our cash resources and significantly harm our business, financial condition and results of operations.

Since we acquire our water from Croatia, we are exposed to additional risks that could increase our expenses and adversely affect our operating results.

We acquire our artesian water from Jamnica, which is based in Croatia. Because of this we are exposed to financial and operational risks that may be greater than if we sourced our artesian water in the United States. These risks include:

•	Imposition of foreign laws and other governmental controls, including trade restrictions and related laws that increase the costs of our purchases.

•	Fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could increase our costs of doing business.

•	Seasonal reductions in business activity in the summer months.

•	Political unrest, war, or terrorism, particularly in areas in which we have facilities.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. and international laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Furthermore, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

Control by Management.

Our Chief Executive Officer is currently our only executive officer and therefore has extensive control over our operations. Also, our Board of Directors currently consists of two persons, our Chief Executive Officer and his brother-in-law. Accordingly, management of our company is largely controlled by one person who will direct the company's affairs. This concentration of control may not be in the best interests of the Company's stockholders.

We have limited the liability of our directors.

The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by stockholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breach of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit. Our Amended and Restated By-laws indemnify the Officers and Directors to the full extent permitted by Nevada law. The By-laws (with these exceptions) eliminates any personal liability of a Director to the stockholders for monetary damages for breach of a Director's fiduciary duty. Therefore, a Director cannot be held liable for damages to the shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. Our Articles may provide for indemnification to the full extent permitted under law, which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the company to the full extent and under all circumstances permitted by law. Indemnification is permitted under Nevada law if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, management has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Certain Factors Relating to Our Industry

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers, between the ages of 18 and 34. In addition, our business depends on acceptance by our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. It is too early in the product life cycle of our brands to determine whether our products and brands will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. We believe that the success of our brands will be substantially dependent upon acceptance of our brand by consumers, distributors and retailers. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Competition from traditional non-alcoholic beverage manufacturers may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

The bottled-water and non-alcoholic beverage industry is highly competitive. We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of who also distribute other beverage brands. Our products compete with all non-alcoholic beverages, most of which are marketed by companies with greater financial resources than what we have. Some of these competitors are placing severe pressure on independent distributors not to carry competitive alternative or New Age beverage brands such as ours. We also compete with regional beverage producers and "private label" soft drink suppliers. Some of our direct competitors include Poland Spring, Fiji, Evian, Cadbury Schweppes (Snapple, Stewart, Nantucket Nectar, Mystic), Jones Sodas, Boylans and Hansens. Increased competitor consolidations, market place competition, particularly among branded beverage products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. As a means of maintaining and expanding our distribution network, we intend to introduce product extensions and additional brands. There can be no assurance that we will be able to do so or that other companies will not be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than us, could have a material adverse affect on our existing markets, as well as our ability to expand the market for our products.

We compete in an industry characterized by rapid changes in consumer preferences, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success.

Our current market distribution and penetration may be limited with respect to the population as a whole to determine whether the brand has achieved initial consumer acceptance, and there can be no assurance that this acceptance will ultimately be achieved. Based on industry information and our own experience, we believe that in general alternative or New Age beverage brands and products may be successfully marketed for five to nine years after the product is introduced in a geographic distribution area before consumers' taste preferences change, although some brands or products have longer lives. In light of the limited life for alternative or New Age beverage brands and products, a failure to introduce new brands, products or product extensions into the marketplace as current ones mature could prevent us from achieving long-term profitability. In addition, customer preferences are also affected by factors other than taste, such as the recent media focus on obesity in youth. If we do not adjust to respond to these and other changes in customer preferences, our sales may be adversely affected.

We expect our sales to be affected by seasonality.

It is typical in the beverage industry to experience a significant impact of seasonality on sales. Some of our competitors may experience over 60% of its sales between the months of April and September in a typical year. As a result, we expect that our working capital requirements and cash flow will vary substantially throughout the year. Consumer demand for our products is also affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our beverages and could have an adverse effect on our results of operations.

We could be exposed to product liability claims for personal injury or possibly death.

Although we have product liability insurance in amounts we believe are adequate, we cannot assure that the coverage will be sufficient to cover any or all product liability claims. To the extent our product liability coverage is insufficient, a product liability claim would likely have a material adverse affect upon our financial condition. In addition, any product liability claim successfully brought against us may materially damage the reputation of our products, thus adversely affecting our ability to continue to market and sell that or other products.

Certain Factors Related to Our Common Stock

Because our common stock is traded on the Pink Sheets, a shareholder's ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in the United States on the Pink Sheets. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on the Nasdaq Stock Market or another national exchange, like The New York Stock Exchange or American Stock Exchange.

Because our common stock is considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

In addition, our common stock is subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stock held in the account, and certain other restrictions. For as long as our common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

The price of our common stock may be volatile, and a shareholder's investment in our common stock could suffer a decline in value.

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. In addition, there is a greater chance for market volatility for securities that trade on the Pink Sheets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the beverage industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price. The price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including, but not limited to, the following:

•	quarter to quarter variations in results of operations;

•	our announcements of new products;

•	our competitors' announcements of new products;

•	general conditions in the beverage industry; or

•	investor and customer perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

Additionally, the public stock markets experience extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There are outstanding a significant number of shares available for future sales under Rule 144.

As of September 30, 2005, of the 13,154,500 issued and outstanding shares of our Common Stock, approximately 9,263,289 shares may be deemed "restricted shares" and, in the future, may be sold in compliance with Rule 144 under the securities Act of 1933, as amended. Rule 144 provides that a person holding restricted securities for a period of one year may sell in brokerage transactions an amount equal to 1% of our outstanding Common Stock every three months. A person who is a "non-affiliate" of our Company and who has held restricted securities for over two years is not subject to the aforesaid volume limitations as long as the other conditions of the Rule are met. Possible or actual sales of our Common Stock by certain of our present shareholders under Rule 144 may, in the future, have a depressive effect on the price of our Common Stock in any market which may develop for such shares. Such sales at that time may have a depressive effect on the price of our Common Stock in the open market.

There are a significant number of outstanding options and warrants, the exercise of which may have a dilutive effect on the price of our Common Stock.

As of September 30, 2005, there were outstanding and immediately exercisable options to purchase 155,000 shares of Common Stock and other warrants to purchase 1,100,000 shares of Common Stock. In addition, we sold an aggregate amount of $816,200 of convertible debentures in a recently completed private placement. The investors in this offering will have the right to convert their convertible debentures into an aggregate of 2,040,500 shares of Common Stock and an additional 2,040,500 warrants. Similarly, we sold an aggregate of $2.4 million of additional convertible debentures which are subject to the rescission offer and are offering an additional $1 million of convertible debentures. If we sell the entire offering of $1 million convertible debentures and the holders of the debentures subject to the rescission offer decline the offer, these persons will have the right to convert their debentures into an aggregate of 8,500,000 shares of Common Stock and an additional 8,500,000 warrants. The conversion or exercise of these securities will cause dilution to our shareholders and the sale of the underlying Common Stock (or even the potential of such exercise or sale) may have a depressive effect on the market price of our securities. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by the outstanding options and warrants.

Authorization of Preferred Stock.

Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of "blank check" preferred stock, with such designation rights and preferences as may be determined from time to time by the Board of Directors. As of the date of this Memorandum, no shares of preferred stock are issued and outstanding. The Board of Directors is empowered, however, without shareholder approval, to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Creative. Although we have no present intention to issue any additional shares of our preferred stock, there can be no assurance that we will not do so in the future.

Special note regarding forward-looking statements

This Registration Statement includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "should," "could," "estimate," "continue," "anticipate," "intend," "expect," "plan," "potential," "predict" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements relating to:

•	our future financial results;

•	our future growth and expansion into new markets; and

•	our future advertising and marketing activities.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statement contained in this Registration Statement.

Item 2.    Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere herein and the risks and uncertainties associated with our business as described above. Except for historical information, the following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Cautionary Notice Regarding Forward Looking Statements" above.

Overview

We were originally incorporated in the State of Utah on June 20, 1984 as Parvin Energy, Inc. On November 10, 1998, we changed our corporate domicile to Nevada and our name to Inland Pacific Resources, Inc. On December 18, 2001, we entered into an agreement and plan of reorganization with Creative Enterprises, Inc. and changed our name to Creative Enterprises International, Inc.

We have had limited operation to date and are considered a development stage company. Our efforts have focused primarily on the development and implementation of our business plan. Since our inception, we have generated revenues of $329,782 through September 30, 2005 (all of which has been recorded since May 2005) and incurred a net loss of $5,401,506. The cumulative net loss was attributable solely to general and administrative expenses related to the costs of start-up operations and included $1,883,500 of non-cash related expenses. Since our incorporation, we have raised capital through private sales of our common equity and debt securities.

We operate our business in the rapidly evolving consumer beverage industry and our principal products are an exclusive line of premium bottled artesian waters and a dietary supplement. Our business strategy is to employ innovative merchandising to highlight the unique points of our products and hire a public relations firm to associate our products with athletes, celebrities, models and personal trainers. Our sales team will focus on the leading supermarket chains, convenience stores, drug chains, food service operators and health club chains in the United States.

Our principal products are a line of premium bottled water products and a dietary supplement, manufactured by Jamnica, d.d. Our line of bottled waters presently consists of:

•	Jana Natural Artesian Water.

Our line of dietary supplements consists of Jana Skinny Water.

We expect to introduce the following additional bottled water products when market conditions warrant:

•	Jana Natural Flavored Artesian Water (Lemon-Lime and Strawberry-Guava);

•	Jana Juicy Fruits Natural Noncarbonated Beverages (Red-Orange; Orange-Nectarine; Multivitamin and Multired); and

•	flavored Skinny Water (Lemon-lime, Strawberry-Guava and Tangerine).

We have entered into a license and distribution agreement with Jamnica that grants us an exclusive license to distribute Jamnica's bottled waters in North America. We have also obtained the rights from Peace Mountain Natural Beverages Corporation to bottle and distribute a dietary supplement called Skinny Water®. Skinny Water's proprietary formula has an all-natural appetite suppressant that helps people maintain and lose weight when taken in conjunction with diet and exercise. We are focusing on the distribution of Skinny Water in connection with our relationship with Jamnica.

We have an immediate need for cash to fund our working capital requirements and business model objectives and we intend to either undertake private placements of our securities, either as a self-offering or with the assistance of registered broker-dealers, or negotiate a private sale of our securities to one or more institutional investors. However, except as discussed below under the caption "Satisfaction of Cash Requirements" we currently have no firm agreements with any third-parties for such transactions and no assurances can be given that we will be successful in raising sufficient capital from any of these proposed financings. Generating sales in the next six to 12 months is important to support our business. However, we cannot guarantee that we will generate such growth. If we do not generate sufficient cash flow to support our operations during that time frame, we will need to raise additional capital and may need to do so sooner than currently anticipated. Our independent auditors have included a "going concern" explanatory paragraph in their report to our financial statements for the year ended December 31, 2004, citing recurring losses and negative cash flows from operations. We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

From September 2004 to December 2004 and from June 2005 through August 2005, we offered and sold convertible debentures to investors in various states. These sales of convertible debentures are subject to federal and state securities laws and it is possible, by reason of certain procedural or similar failures (i.e., the failure to file certain "notices" in connection with the sales) that a technical violation of some securities laws may have occurred at the time. We estimated that these investors may be entitled to return their securities to us and receive from us the full price they paid, which we estimate to be an aggregate amount of approximately $2.4 million, plus interest. As a result, we conducted a rescission offer to all those persons who purchased convertible debentures during the affected periods. If a significant number of people elect to accept the rescission offer, we would be required to repay the amounts we previously received from such persons, up to the maximum amount stated above. As of the date hereof, investors holding convertible debentures subject to rescission in the aggregate principal amount of $160,000 have elected to accept the rescission offer.

Critical Accounting Policies

The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see note 3 to our audited consolidated financial statements.

Revenue Recognition

We sell our products through multiple distribution channels including resellers and distributors. Revenue is recognized when the our products are shipped to a reseller or distributor.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management Discussion and Analysis:

The company has not had any sales in the prior two fiscal years except for nominal revenues not attributable to our current product lines.

Plan of operation for the next twelve months:

Our current business strategy is to build upon the "Jana" brand of bottled water products. We intend to develop and maintain a market for the Jana brand and build a national sales and distribution force to take our products into mainstream markets and distribution channels. In order to accomplish this, we intend to:

•	create strong distributor relationships and key accounts;

•	stimulate strong consumer awareness of and demand for our products with primary emphasis in the United States; and

•	develop unique alternative beverage brands and products.

We have signed an exclusive license and distributor agreement with Jamnica, d.d. to distribute a line of premium artesian bottled water products throughout North America. We will market the brand "Jana" which won the prestigious 2005 Eauscar Award for "highest quality" at the Aqua-Expo in Paris France. Our Jana Strawberry-Guava flavored water won the 2004 Eauscar award for best flavored water.

In addition, we have obtained the exclusive licensing rights from Peace Mountain Natural Beverages Corporation to bottle and distribute a dietary supplement called Skinny Water®. Skinny Water's proprietary formula has an all-natural appetite suppressant that helps people lose weight when taken in conjunction with diet and exercise. As part of our agreement with Agrokor, we have granted European distribution rights for Skinny Water to Jamnica.

We have secured an exclusive 5-year agreement with Big Geyser, Inc., to distribute its products in the New York City market. Currently, Big Geyser is distributing only our Jana Natural Artesian Water and Skinny Water products. Big Geyser is a large independent non-alcoholic distributor in the New York metropolitan market. Big Geyser distributes through its network of approximately 100 distributors and internal sales representatives to an account base of over 20,000 establishments. The territory covered by Big Geyser includes the 5 boroughs of New York City (Bronx, Manhattan, Queens, Brooklyn and Staten Island) as well as Nassau and Suffolk counties on Long Island. Currently, our distributor, Big Geyser, has placed orders for approximately 7,000 cases of Jana waters (with an approximate sales value of $83,500) which we expect will be distributed throughout New York City during the current year. We have retained 8 full time sales representatives on a consulting basis to promote and sell the products along with Big Geyser.

Satisfaction of Cash Requirements

We have historically primarily been funded through the issuance of common stock, debt securities and external borrowings.

We have an immediate need for cash to fund our working capital requirements and business model objectives. As of June 30, 2005, we had $137,873 in working capital deficit. To provide for additional working capital, during the current fiscal year, we have raised $816,200 through private placement of convertible debentures. We believe that net cash on hand as of the date of this Registration Statement and to be raised in private placements of our securities will only be sufficient to meet our expected cash needs for working capital and capital expenditures for a period of 6 to 9 months. If we are able to meet our operating targets, however, we believe that we will be able to satisfy our working capital requirements.

In August 2005 we commenced an offering to sell an additional $3.4 million of convertible debentures to additional accredited investors under Rule 506, promulgated under the Securities Act of 1933. The convertible debentures subject to this offering are identical to the debentures we sold in a private placement that we commenced in January 2005. However, up to $2.4 million of this amount is subject to a rescission offer to certain investors in our company and may be repaid to such persons. Currently, subscribers of approximately $2.1 million of debentures subject to the rescission offer have confirmed their investment and we have sold an additional amount of approximately $165,000 of additional debentures. There is no guarantee that we will be able to sell any additional debentures and no assurances can be given that other subscribers will not elect to accept the rescission offer. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any of our securities, nor will there be any sale of these securities by us in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been registered under the Securities Act of 1933 and may not be sold or offered in the United States absent registration or an applicable exemption from the registration requirements. This disclosure is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933.

If a significant number of people elect to accept the rescission offer, we would be required to repay the amounts we previously received from such persons, up to the maximum amount stated

above. In order to satisfy such obligations, we would be required to utilize our available capital resources to satisfy such refunds and obtain alternative sources of capital for such purpose. The inability to obtain alternative sources of capital would have a material adverse effect on our business, prospects, financial condition, and results of operations. As our cash resources are currently limited, we may not be able to satisfy the obligation to rescind the debentures previously purchased by these persons if a significant number of people accept the rescission offer unless we were able to obtain additional capital from one or more third parties. If we are unable to do so, these persons could seek legal redress through the court system under federal and state securities laws. In addition, even if we are able to satisfy our obligations to those people accepting the rescission offer, the potential drain on our capital resources could be material and negatively impact our ability to execute our business plan.

In addition, we have secured a $500,000 letter of credit with Wachovia bank to secure our purchase orders with Agrokor. This letter of credit is secured by personal assets of our Chief Executive Officer and bears interest at a rate of 7.5% per annum. An amount of $125,000 is currently available under this letter of credit. We have placed our initial order with Agrokor for 1,200,000 bottles of product against this letter of credit. These bottles have been shipped into the U.S. and are currently in our warehouse facilities.

To raise additional funds, we intend to either undertake private placements of our securities, either as a self-offering or with the assistance of registered broker-dealers, or negotiate a private sale of our securities to one or more institutional investors. Other than above-mentioned convertible debenture offering, we currently have no firm agreements with any third-parties for such transactions and no assurances can be given that we will be successful in raising sufficient capital from any of these proposed financings. Further, we cannot assure you that any additional financing will be available or, even if it is available that it will be on terms acceptable to us. Any inability to obtain required financing on sufficiently favorable terms could have a material adverse effect on our business, results of operations and financial condition. If we are unsuccessful in raising additional capital and increasing revenues from operations, we will need to reduce costs and operations substantially. Further, if expenditures required to achieve our plans are greater than projected or if revenues are less than, or are generated more slowly than, projected, we will need to raise a greater amount of funds than currently expected. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

Break Even and Profitability

Our financial plan shows that based on current wholesale prices and costs of its products, will require sales of 54,000 cases per month to break even, excluding marketing and sales expenses which are considered investments and classified separately on our financial statements. Based on our current business arrangements, we expect to meet that goal by the end of this calendar year. However, our expectations may not be correct, our expenses may increase, our business arrangements may not result in the level of sales that we anticipate and we cannot offer any assurance that we will be able to achieve sufficient sales to realize this target during this year.

Product Research and Development

Although we intend to be constantly open to acquiring or developing new products to improve our performance, we have no current plan to develop any new products.

Purchase or sale of plant or significant equipment

As of the date of the registration statement, we do not have any plans to purchase plant or significant equipment.

Expected changes in the number of employees

As of September 30, 2005, we have six employees including, our Chief Executive Officer, Michael Salaman who is our sole executive officer. Two of our employees are dedicated sales representatives.

We have retained five sales representatives in order to assist us in implementing our sales, marketing, and distribution program to introduce Jana Artesian water into the North American markets. Our sales representatives are retained on a consultancy basis and are entitled to a monthly fee of $2,500, plus commissions. Our consulting agreements for these persons are terminable on 30 days notice.

We have also retained three additional consultants on an at-will basis to provide managerial and administrative services, including marketing and promotions, sales and accounting and financial reporting. Our monthly obligations to these individuals are approximately $10,000 in the aggregate. We have not entered into written agreements with these consultants.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements and do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources.

We have entered into various agreements by which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against losses arising from a breach of representations related to such matters as intellectual property rights. Payments by us under such indemnification clauses are generally conditioned on the other party making a claim. Such claims are generally subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of December 31, 2004, we were not aware of any obligations under such indemnification agreements that would require material payments.

Recent Accounting Pronouncements

FASB Statement No. 123 (Revised 2004), Share-Based Payment, will become effective for periods after June 15, 2005. The revision to FAS 123 will require financial statement cost recognition for certain share-based payment transactions that are made after the effective date in return for goods and services. Additionally, the revision will require financial statement cost recognition for certain share-based payment transactions that have been made prior to the effective date but for which the requisite service is provided after the effective date. We have adopted FASB No. 123 and the results are reflected in the current financial statements.

FASB Statement No. 151, Inventory Costs, an amendment to ARB No. 43, Chapter 4, sets forth certain costs related to inventory that must be included as current period costs. This statement becomes effective for periods beginning after June 15, 2005 and is not expected to materially impact us.

FASB Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 becomes effective for periods beginning after June 15, 2005 and is not expected to materially impact us.

Item 3.    Properties

Our corporate offices are located at 825 Lafayette Road, Bryn Mawr, Pennsylvania 19010. Our telephone number is (610) 525-7444. We lease our corporate offices from our Chief Executive Officer and pay a monthly rent of $1,000 therefor. In addition, we lease office space in New York City under a two year lease for an annual rent of $66,000 during the first year of the term and $69,300 for the second year. The lease term commenced October 1, 2005 and provides us with approximately 2,400 square feet of office space. The address is 461 Park Avenue South, New York, New York 10016. We also rent warehouse space in South Plainfield, N.J. where we pay $7.50 per pallet per month for storage on an as needed basis. We are currently looking at a warehouse in Stockton, California where the price of storage is $4.00 per pallet per month on an as needed basis.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our class of common stock as of June 30, 2005, by (i) each director and each executive officer, (ii) and all directors and executive officers as a group, and (iii) persons (including any "group" as that term is used in Section l3(d)(3) of the Securities Exchange Act of l934), known by Creative to be the beneficial owner of more than five percent of its common stock. Shares of common stock subject to options exercisable within 60 days from the date of this table are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others. Unless otherwise stated, the address of each person in the table is 825 Lafayette Road, Bryn Mawr, PA 19010.

Type of Class	Name and Address of Beneficial Holder	Amount and Nature of Beneficial Ownership		Percentage of Class (#)
Common	Michael Salaman	2,383,333	(1)	17.9%

Common	Scott Perlstein	0		0%

Common	Arno NA 500 West 37th Street New York, NY 10018 (2)	1,000,000		7.6%

Common	All directors and executive officers as a group (2 persons)	2,383,333	(1)	17.9%

(1)	Includes an option to purchase 150,000 shares of our common stock granted on January 18, 2002 under our Stock Option Plan.

(2)	Arno NA is controlled by Mr. Michael Wahl, who has the power to dispose of, sell and vote the securities.

#	Percentages are based on 13,154,500 shares issued and outstanding as of September 30, 2005.

Item 5.    Directors and Executive Officers

The following table summarizes the name, age, title and business experience for the past five years of each of our directors and executive officers. Mr. Salaman is the brother in law of Mr. Perlstein. Directors are elected annually by our stockholders and hold office until their successors are elected and qualified, or until their earlier resignation or removal. Our Board of Directors currently consists of two members. Officers are elected by and serve at the discretion of our Board of Directors. They hold office until their successors are chosen and qualified, or until they resign or have been removed from office.

Name	Age	Position
Michael Salaman	43	Chairman and Chief Executive Officer
Scott Perlstein	36	Director

Michael Salaman.    Michael Salaman has served as our Chairman and Chief Executive Officer and a member of our Board of Directors since January 2002. Mr. Salaman has over 20 years experience in the area of new product development and mass marketing. Mr. Salaman began his business career as Vice President of Business Development for National Media Corp., an infomercial marketing Company in the United States from 1985-1993. From 1995-2001, Mr. Salaman started an Internet company called American Interactive Media, Inc., a developer of set-top boxes and ISP services. In 2002, Mr. Salaman founded Creative as a marketing and distribution company

Scott Perlstein.    Scott Perlstein is a member of our Board of Directors since February 2004. Mr. Perlstein is currently the General Manager of Nemet Motors International, Inc. and has been with that company since 1994. Mr. Perlstein is a graduate of the University of Maryland and is the brother in law to Michael Salaman.

Except as described earlier in this Form 10, none of our directors, officers, promoters or control persons, if any, during the past five years was, to the best of our knowledge:

•	A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;

•	Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	Subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and

•	Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.    Executive Compensation

The following table reflects compensation paid or payable for fiscal years 2004 and 2003 with respect to our chief executive officer and each of the four other most highly compensated executive officers whose fiscal 2004 salaries and bonuses combined exceeded $100,000 in each instance.

SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual compensation				Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Michael Salaman, President and Chief Executive Officer	2004	$10,000	$0	$0		$0	0	$0	$0

	2003	$0	$0	$0		$0	0	$0	$0

	2002	$32,000	$0	$69,500	(1)	$0	150,000	$0	$1,240,000	(2)

(1)	Consists of fees paid by the company as consulting fees.

(2)	In December 2002, we issued 400,000 shares of our common stock to Mr. Salaman in connection with the conversion of $200,000 of debt owed to him. Our common stock was quoted at $3.60 on the date of this event and Mr. Salaman paid an amount of $0.50 per share in connection with the transaction

Director Compensation

We do not pay any compensation to our non-employee director for his attendance at board meetings. We have not adopted any retirement, pension, profit sharing, or other similar programs.

Employment Agreements

We have not entered into an employment agreement with Mr. Salaman, our sole executive officer.

Option/SAR Grants and Exercises

During fiscal 2004, no stock options or stock appreciation rights, or SARs, were granted to or exercised by Michael Salaman.

AGGREGATED OPTION/SAR EXERCISES IN LAST
FISCAL YEAR AND FY-END OPTION/SAR VALUES

The following table contains information with respect to the named executive officers concerning options held as of the year ended December 31, 2004.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options as of December 31, 2004 Exercisable/Unexercisable	Value of Unexercised In-the- Money Options at December 31, 2004 (1) Exercisable/Unexercisable
Michael Salaman	0	0	150,000/0	$97,500/0

(1)	Based upon the closing price ($0.65 per share) of our common stock on December 31, 2004 less the exercise price for the aggregate number of shares subject to the options.

Stock Option Plans

In January 2002, we adopted our Stock Option Plan. Under our stock option plan, we may grant incentive ("ISOs") and non-statutory ("Non-ISOs") options to employees, non employee members of the Board of Directors and consultants and other independent advisors who provide services to us. The maximum shares of common stock which may be issued over the term of the plan shall not exceed 1,000,000 shares. The maximum number of shares that may be granted under the plan to any one individual in any one year is 100,000.

Options under the plan are to be issued at the market price of the stock on the day of the grant except to those issued to 10% or more stockholders which shall be issued at 110% of the fair market value on the day of the grant. Each option exercisable at such time or times, during such period and for such numbers of shares shall be determined by the Plan Administrator. However, no option shall have a term in excess of 10 years from the date of the grant. The aggregate fair market value of shares subject to options granted to a participant which are designated as ISOs which become exercisable in any calendar year shall not exceed $100,000. The "fair market value" will be the closing price of our common stock, as reported by the Pink Sheets, LLC, or a market maker of our common stock, or if the common stock is not quoted by any of the above, by the Board of Directors acting in good faith.

Awards under this plan are made by the Board of Directors or a committee of the Board. The Board (or the committee) shall have full authority to interpret the Stock Option Plan and to establish and amend rules and regulations relating thereto and has the discretion to:

•	determine the eligible employees to whom, and the times and the price at which, options will be granted;

•	whether such options shall be ISOs or Non-ISOs;

•	the periods during which each option will be exercisable; and

•	the number of shares subject to each option.

As of June 30, 2005, 150,000 options were issued and outstanding.

Item 7.    Certain Relationships and Related Transactions

In February 2004, we issued a total of 1,000,000 shares of our common stock to our Chief Executive Officer in consideration of his agreement to convert a total amount of $270,000 of outstanding indebtedness we had to him and his agreement to pay an additional amount of $25,329, which was repaid during the quarter ended March 31, 2005. This note bears interest at 4.0 percent per annum and the interest expense net of interest income for the year ended December 31, 2004 was $1,745.

In December 2002, our Chief Executive Officer converted $200,000 of debt into 400,000 shares of our common stock. Our stock was trading at $3.60 at the date of conversion but the officer and stockholder paid $.50 per share, creating stock compensation to him of $1,240,000.

In addition, we have secured a $500,000 letter of credit with Wachovia bank to secure our purchase orders with Agrokor. This letter of credit is secured by personal assets of our Chief Executive Officer and bears interest at a rate of 7.5% per annum.

Item 8.    Description of Securities

We are authorized to issue 50,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. As of June 30, 2005, there are 13,102,500 shares of Common Stock issued and outstanding, and no shares of Preferred Stock issued and outstanding. The following summary description of our Common Stock and Preferred Stock is qualified in its entirety by reference to our Articles of Incorporation, as amended.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. The holders of common stock are entitled to receive, ratably, dividends when, as and if declared by our Board of Directors out of funds legally available for payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock having preference over our common stock. Common shareholders have no pre-emptive rights. There are no conversion or redemption privileges or sinking fund provisions with respect to the Common Stock. The Common Stock does not have cumulative voting rights so holders of more than 50% of the outstanding Common Stock can elect 100% of the Directors of Creative if they choose to do so.

Preferred Stock

Under our Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from us. The board of directors has not designated any series or issued any shares of preferred stock. The ability of directors, without stockholder approval, to issue additional shares of preferred stock could be used as anti-takeover measures. The issuance of preferred stock creates additional securities with dividend and liquidation preferences over common stock, and may have the effect of delaying or preventing a change in control without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price

Miscellaneous Warrants

As of September 30, 2005, there are issued and outstanding an aggregate of 1,100,000 warrants to purchase shares of common stock. Of these warrants, 1,000,000 are exercisable at $0.20 per share for a period of eight years and 100,000 are exercisable at $0.40 per share for a period of five years.

Convertible Debentures

We have issued an aggregate principal amount of $816,200 of convertible debentures. In addition, we also sold an aggregate of $2.4 million of additional convertible debentures on the same terms during 2004 and 2005 and are offering for sale an aggregate principal amount of $1,000,000 such convertible debentures to raise additional capital. However, the sale of the $2.4 million of convertible debentures is subject to a rescission offer, as described herein. Currently, subscribers of approximately $2.1 million of debentures subject to the rescission offer have confirmed their investment and we have sold an additional amount of approximately $165,000 of additional debentures. The following summary description of our convertible debentures and the warrants issuable upon conversion thereof (the "Conversion Warrants") is qualified in its entirety by reference to the forms of debenture and warrant filed as exhibits to this Registration Statement.

Maturity Date of Debentures.    Each Debenture will mature two year from the date of issuance unless previously converted.

Interest.    Interest is earned on each Debenture at the rate of 10% per annum. Interest shall be paid in full at the Maturity Date or such earlier date on which the Principal is paid to the Holder or on which the Debenture is converted or exchanged pursuant to its terms. The accrued but unpaid interest on each Debenture shall be payable in cash or in Interest Shares, at the option of the Company, so long as there is an effective registration statement providing for the resale of the Interest Shares.

Rank.    Each Debenture shall be unsecured and shall be ranked pari passu with all other currently existing unsecured indebtedness of the Company.

Voluntary Conversion.    Each Holder shall have the right to convert such holder(s Debentures, at the option of such holder, at any time, into Conversion Units. Each $40,000 Debenture is convertible into a Conversion Units consisting of 100,000 shares of the Company's Common Stock $.001 par value per share and 100,000 common stock purchase warrants. The initial Conversion Price is $0.40 per share.

Prepayment.    Creative, at its option, may prepay some or all of the Debentures upon not less than thirty (30) days nor more than sixty (60) days prior written notice to the at a prepayment price equal to the principal amount of the Debentures to be prepaid, together with accrued and unpaid interest thereon through the date of prepayment. Debenture holders may convert their Debentures during the period from the date of notice of prepayment until 5:00 Eastern Time on the business day immediately preceding the prepayment date.

No Sinking Fund.    The Company is not required to provide for the retirement or repayment of the Debentures through the operation of a sinking fund.

Default.    The Holders of 50% or more of the aggregate principal amount of the Debentures are entitled to declare a default in the event the Debentures are not paid when due, if we declare insolvency or are adjudged bankrupt and under certain other circumstances set forth in the

Debentures. In the event of a default, a Holder will be entitled to demand full payment of the principal and accrued interest on the Debentures after 15 days prior written notice to us, except no notice is required in the event we declare insolvency or are adjudged bankrupt.

Conversion Warrants

Number of Warrants.    Upon conversion of the Debentures, subscribers will receive Conversion Warrants, to purchase a number of shares of Common Stock equal to the number of shares of Common Stock issuable upon conversion of the Debentures, based upon the initial conversion price of $0.40.

Exercise Price.    Each Conversion Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $0.75 per share, subject to adjustments in the event we (A) declare a dividend or make a distribution on our common stock in shares of our common stock, (B) subdivide or reclassify the outstanding shares of common stock into a greater number of shares, or (C) combine or reclassify the outstanding common stock into a smaller number of shares. The Conversion Warrants may be exercised in whole or in part.

Exercise Period.    The Conversion Warrants are exercisable commencing on the conversion date of the Debentures and for a period of three years thereafter.

Redemption.    Creative, at its option, may redeem some or all of the Conversion Warrants upon not less than thirty (30) days nor more than sixty (60) days prior written notice to the Warrant Holders at a redemption price of $0.10 per Warrant in the event that (a) the Conversion Warrants to be redeemed have been issued upon conversion of the Debentures; (b) the closing bid price of our Common Stock is $1.50 or higher for the twenty (20) consecutive trading days prior to the date of the notice of redemption; and (c) the Warrant Shares are covered by a registration statement declared effective by the Securities and Exchange Commission. Conversion Warrant holders may exercise their Conversion Warrants during the period from the date of notice of redemption until 5:00 Eastern Time on the business day immediately preceding the redemption date.

Registration Rights

The holders of the warrants to acquire 1,000,000 shares of our common stock have been granted the right to include the shares of common stock issuable upon exercise of the warrants in any registration statement that we may file under the Securities Act, except registration statements on Forms S-8 and S-4. Similar registration rights were granted to the holders of our convertible debentures.

Anti-Takeover Effects Of Provisions of Our Bylaws And Nevada Law

Some provisions of Nevada law, our amended and restated certificate of incorporation and our bylaws could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock without stockholder approval with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Stockholder meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chief executive officer, president or chairperson of the board of directors, or a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Other Security Holder Matters

Our common stock trades on the OTC Pink Sheets under the symbol CEII.PK. The table set forth below shows the high and low bid information for the past two years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. These quarterly trade and quote data provided by Pink Sheets, LLC. In January 2002 quotations of our common stock began on the Pink Sheets due to our consummation of the Agreement and Plan of Reorganization with Inland Pacific Resources, Inc. According to our stock transfer agent records, we had 396 shareholders of our common stock as of June 30, 2005 holding 13,102,500 common shares.

Common Stock

	High Bid	Low Bid

Fiscal 2005

March 31, 2005	$0.73	$0.55
June 30, 2005	$1.25	$1.01
September 30, 2005	$1.55	$0.70

Fiscal 2004

March 31, 2004	$0.50	$0.18
June 30, 2004	$0.75	$0.29
September 30, 2004	$0.70	$0.21
December 31, 2004	$0.78	$0.47

Fiscal 2003

March 31, 2003	$3.60	$0.60
June 30, 2003	$0.67	$0.16
September 30, 2003	$0.65	$0.45
December 31, 2003	$0.50	$0.40

Outstanding Options, Warrants and Convertible Securities

As of September 30, 2005, there are issued and outstanding the following securities which may are exercisable or convertible into shares of our common stock:

•	an aggregate of 155,000 options to purchase shares of our common stock, 150,000 of which are held by our Chief Executive Officer;

•	warrants to purchase 1,100,000 shares of our common stock; and

•	a principal aggregate amount of $816,200 of convertible debentures, which may be converted into a total of 2,040,500 shares of our common stock and warrants to purchase an additional 2,040,500 shares of our common stock. This disclosure does not give effect to either (a) our previous issuance of $2.4 of convertible debentures which remain subject to the rescission offer and (b) the sale of up to an additional $1 million of convertible debentures pursuant to the current offering.

Shares Available Under Rule 144

There are currently 9,211,289 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. In general, under Rule 144 as amended, a person who has beneficially owned and held "restricted" securities for at least one year, including "affiliates," may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our company and who has beneficially owned shares for at least two years would be entitled to unlimited resale of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Dividends and Dividend Policy

There are no restrictions imposed on us which limits our ability to declare or pay dividends on our common stock, except as limited by state corporate law. During the year ended December 31, 2004, no cash or stock dividends were declared or paid and none are expected to be paid in the foreseeable future. We expect to continue to retain all earnings generated by our future operations for the development and growth of our business. The Board of Directors will determine whether or not to pay dividends in the future in light of our earnings, financial condition, capital requirements and other factors.

Transfer Agent

The transfer for our Common Stock is InterWest Transfer Agency, Salt Lake City, UT.

Securities authorized for issuance under equity compensation plans

The following table provides information about our common stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2004, which consists of our Stock Option Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Rights (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Stockholders	150,000	$0.50	850,000
Equity Compensation Plans Not Approved by Stockholders	N/A	N/A	N/A
Total	150,000	$0.50	850,000

Item 2.    Legal Proceedings

We are not currently a party to any lawsuit or proceeding which, in the opinion of our management, is likely to have a material adverse effect on us.

Item 3.    Changes in and Disagreements with Accountants

Not applicable.

Item 4.    Recent Sales of Unregistered Securities

The following discussion describes all the securities we have sold within the past three fiscal years:

Fiscal Year Ended December 31, 2002

On January 18, 2002, we issued options to purchase 450,000 shares of our common stock. These options were issued without cash consideration. Options to purchase 150,000 shares were issued to each of the following directors, Robert Aliano (our former President) and Michael Salaman (our current Chief Executive Officer). Options to purchase an additional 150,000 shares were issued to Les Schmid, who was employed by the company through July of 2002. All the options were exercisable immediately at $0.50 per share. The 300,000 options issued to Robert Aliano and Les Schmid were later returned to us and canceled. The issuance of these options was made in reliance upon the exemption provided by Rule 701 under the Securities Act.

In January 2002, we issued a total of 1,650,000 shares of common stock to nine former shareholders of Inland Pacific Resources, Inc. in connection with its transaction with Creative Enterprises International, Inc. In addition, in January 2002 we issued 2,500,000 shares to Michael Salaman and Robert Aliano in connection with the transaction between Creative Enterprises and Inland Pacific Resources, Inc. In addition, in January 2002, we issued 700,000 shares of common stock for the aggregate cash purchase price of $350,000 to 22 "accredited" investors. The proceeds from this transaction were used for working capital and general corporate purposes. We issued these shares in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D, promulgated thereunder.

On January 24, 2002, we issued a total of 375,000 shares of common stock for the aggregate cash purchase price of $187,500 to seven "accredited" investors. The proceeds from this transaction were used for working capital and general corporate purposes. We issued these shares in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D, promulgated thereunder.

On March 21, 2002, we issued a total of 200,000 shares of common stock for the aggregate cash purchase price of $100,000 to ten "accredited" investors. The proceeds from this transaction were used for working capital and general corporate purposes. We issued these shares in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D, promulgated thereunder.

On May 30, 2002, we issued a total of 395,000 shares of common stock for the aggregate cash purchase price of $207,500 to five "accredited" investors. The proceeds from this transaction were used for working capital and general corporate purposes. We issued these shares in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D, promulgated thereunder.

On August 2, 2002, we issued 50,000 shares of common stock to Robert Perlman and 5,000 shares of common stock to Steven Lamm, consultants that provided marketing and selling services to us. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, in reliance upon the exemption provided by Rule 506 of Regulation D. These individuals acquired the shares with investment intent and were provided with material information concerning the company.

In December 2002, we issued a total of 400,000 shares of our common stock to our Chief Executive Officer in consideration of his agreement to convert a total amount of $200,000 of outstanding indebtedness we had to him and additional services rendered by him to us. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof.

The securities issued in each of the above transactions were restricted securities and cannot be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and applicable state law.

Fiscal Year Ended December 31, 2003

In February 2003, we issued a total of 100,000 shares for consulting services to Mr. Norman Esses and Mr. Dennis Ringer. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors.

In July 2003, we issued 25,000 shares to Mr. Gordon Chu and 150,000 shares to Mr. Sammy Esses in consideration of consulting services provided by them. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors.

In September 2003, we issued 230,000 shares to Monmouth Consulting, Inc. in consideration of consulting services provided by them. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or advertising and the acquirer was an accredited investor.

In October 2003, we issued 25,000 shares to Stephen Lamm and 12,500 shares to Gerald Couzens in consideration of consulting services provided by them. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors.

The securities issued in each of the above transactions were restricted securities and cannot be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and applicable state law.

Fiscal Year Ended December 31, 2004

In February 2004, we issued a total of 1,000,000 shares of our common stock to our Chief Executive Officer in consideration of his agreement to convert a total amount of $270,000 of outstanding indebtedness we had to him and his payment of an additional amount of $25,329. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof.

On February 26, 2004, we issued a total of 205,000 shares of common stock for the aggregate cash purchase price of $41,000 to one "accredited" investor. The proceeds from this transaction were used for working capital and general corporate purposes. We issued these shares in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D, promulgated thereunder inasmuch as the securities were issued without any form of general solicitation or advertising and the acquirer was an accredited investor.

In April 2004, we issued an aggregate of 1,100,000 shares of our common stock to two "accredited investors" in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors. As of March 30, 2004 we issued warrants to purchase 1,000,000 shares of our common stock to the investor in connection with this transaction. The warrants are exercisable at a per share price of $0.20 for a period of eight years. We received gross proceeds of $110,000 from these issuances, which we have used for working capital and general corporate purposes.

In May 2004, we issued an aggregate of 200,000 shares of our common stock to two "accredited investors" in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors. We received gross proceeds of $30,000 from these issuances, which we have used for working capital and general corporate purposes.

On June 4, 2004, we issued a total of 230,000 shares of common stock for the aggregate cash purchase price of $46,000 to three "accredited" investors. The proceeds from this transaction were used for working capital and general corporate purposes. We issued these shares in reliance upon the exemption provided by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D, promulgated thereunder inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors.

In July 2004, we issued a total of 1,000,000 shares of common stock for consulting services provided by Arno, N.A. The issuance of these securities was exempt from registration under the

Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or advertising and the acquirer was an accredited investor.

On September 27, 2004, we issued a total of 125,000 shares of common stock for the aggregate cash purchase price of $25,000 to one "accredited" investor. The proceeds from this transaction were used for working capital and general corporate purposes. We issued these shares in reliance upon the exemption provided by Section 4(2) of the Securities Act inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirer was an accredited investor.

In our 2004 fiscal year, we issued a total of 200,000 shares of common stock to Quarum Capital Inc, and 100,000 shares to Mr. Gary Hall, Jr. for consulting services provided by them. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors.

From September 2004 to December 2004 we issued an aggregate of $507,000 of convertible debentures to ten accredited investors in reliance upon the exemption provided by Section 4(2) and/or Rule 506 of Regulation D promulgated thereunder of the Securities Act inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors. Each $40,000 debenture is convertible into 100,000 shares of our common stock and warrants to purchase 100,000 shares of common stock. The proceeds derived from these issuances have used for working capital and general corporate purposes. As described elsewhere in this Form 10, in August 2005, we commenced a rescission offer relating to these sales and sales of an additional amount of $1,888,000 of convertible debentures, as described below.

The securities issued in each of the above transactions were restricted securities and cannot be offered or sole except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and applicable state law.

Fiscal Year 2005 to Date

As of May 5, 2005, we issued an aggregate principal amount of $816,200 of convertible debentures to eight accredited investors in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors. Each $40,000 debenture is convertible into 100,000 shares of our common stock and warrants to purchase 100,000 shares of common stock. The proceeds derived from these issuances have used for working capital and general corporate purposes.

From June 2005 through August 2005, we issued an aggregate of $1,888,000 of convertible debentures to accredited investors in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors. The convertible debentures issued to such persons are on the same terms as described in the immediately preceding paragraph. As described elsewhere in this Form 10, in August 2005, we commenced a rescission offer relating to these sales and an additional $512,000 of convertible debentures, as described above. Presently, holders of $160,000 of convertible debentures have accepted the offer and holders of approximately $2.1 of convertible debentures have confirmed their investment in our company. The proceeds derived from these issuances are being used for working capital and general corporate purposes. Contemporaneously with the rescission offer, we are conducting a private offering of an additional $1,000,000 of convertible debentures on the same terms as described above to accredited investors only in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Presently, we have received subscriptions for $165,000 of such additional debentures. The proceeds derived from these issuances will be used for working capital and general corporate purposes. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any of our securities, nor will there be any sale of these securities by us in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. This disclosure is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933.

In February 2005, we issued warrants to purchase a total of 100,000 shares of common stock to Big Geyser, Inc. as additional consideration pursuant to the distribution agreement we entered into with them. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof, inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirer was provided with access to material information about the company.

On August 1, 2005, we issued an option to purchase 5,000 shares of common stock to Ms. Sarah Velar in consideration of services provided to us pursuant to her employment agreement with our company. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirer was provided with access to material information concerning the company.

In June and July 2005, we issued an aggregate of 177,000 shares of our common stock to ten individuals as additional consideration for services previously rendered to us by such persons. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were accredited investors.

The securities issued in each of the above transactions were restricted securities and cannot be offered or sole except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and applicable state law.

Item 5.    Indemnification of Directors and Officers

The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by stockholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breach of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit. Our Amended and Restated By-laws indemnify the Officers and Directors to the full extent permitted by Nevada law. The By-laws (with these exceptions) eliminates any personal liability of a Director to the stockholders for monetary damages for breach of a Director's fiduciary duty. Therefore, a Director cannot be held liable for damages to the shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. Our Articles may provide for indemnification to the full extent permitted under law, which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the company to the full extent and under all circumstances permitted by law. Indemnification is permitted under Nevada law if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, management has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART F/S

Financial Statements

See Financial Statements beginning on page F-1.

Creative Enterprises International Inc.
and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)

December 31, 2004

Creative Enterprises International, Inc.
and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
December 31, 2004

Contents

Page
Independent Auditor's Report	F-3
Financial Statements
Consolidated Balance Sheet, December 31, 2004	F-4
Consolidated Statements of Operations For the Years Ended December 31, 2004 and 2003 From Inception on October 18, 2001 through December 31, 2004	F-5 – F-6
Consolidated Statements of Stockholders' Equity (Deficit) From Inception on October 18, 2001 through December 31, 2004	F-7 – F-8
Consolidated Statements of Cash Flows For the Years Ended December 31, 2004 and 2003 From Inception on October 18, 2001 through December 31, 2004	F-9
Notes to Consolidated Financial Statements	F-10 – F-14

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Creative Enterprises International, Inc. and Subsidiary
825 Lafayette Road
Bryn Mawr, PA 19010

We have audited the accompanying consolidated balance sheet of Creative Enterprises International, Inc. (a Nevada Corporation) and Subsidiary (formally Inland Pacific Resources, Inc.) (A Development Stage Company) as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2004 and for the period from October 18, 2001 (inception) to December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Creative Enterprises International, Inc. and Subsidiary (formerly Inland Pacific Resources, Inc.) as of December 31, 2004 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 and for the period from October 18, 2001 (inception) to December 31, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Connolly, Grady & Cha, P.C. Certified Public Accountants

Philadelphia, Pennsylvania
April 7, 2005

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Consolidated Balance Sheet
December 31, 2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,326
Stockholders' loan	25,329
Total current assets	28,655
FIXED ASSETS
Furniture & fixtures	17,490
Accumulated depreciation – furniture & fixtures	(4,535)
12,955
TOTAL ASSETS	$41,610
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accrued expenses	$176,041
Advances	507,750
Notes payable	62,500
Total current liabilities	746,291
STOCKHOLDERS' DEFICIT
Preferred stock, $.001 par value, 5,000,000 shares authorized, none issued and outstanding
Common stock, $.001 par value, 50,000,000 shares authorized, 12,977,500 shares issued and outstanding	12,977
Additional paid-in capital	3,847,941
(Deficit) accumulated during the development stage	(4,565,599)
Total stockholders' deficit	(704,681)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$41,610

See accompanying notes and accountant's report.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Consolidated Statements of Operations

	For the Years Ended December 31,		From Inception on October 18, 2001 Through December 31, 2004
	2004	2003
Revenue – net	$10,715	$26,276	$85,723
Cost of sales
Purchases	6,000	26,276	78,629
Gross profit	4,715		7,094
Expenses
Bank fees	4,961	3,710	15,351
Consultants	229,627	216,384	896,685
Credit card fees	409	6,949	7,358
Depreciation	2,392	2,143	6,948
Dues and subscriptions	1,159	3	4,076
Franchise tax	459	303	1,762
Fulfillment			3,000
Insurance	1,735	2,510	7,756
Janitorial services			690
Licenses	37,500	100	55,852
Marketing	588,557	212,641	1,123,428
Miscellaneous	11,957	1,008	18,035
Office supplies	25,188	6,924	77,447
Organizational costs			2,272
Payroll taxes	765		7,823
Payroll	10,000		83,700
Postage and delivery	7,186	1,511	55,417
Printing	6,824	5,658	20,625
Professional fees	84,466	38,845	303,172
Rent – equipment		2,473	4,002
Rent – office	19,582		64,680
Research & development	13,533		13,533
Security			2,782
Shipping	11,738	23,966	37,143
Stock compensation			1,240,000
Stockholder's mailing			1,611

(Continued)

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Consolidated Statements of Operations

	For the Years Ended December 31,		From Inception on October 18, 2001 Through December 31, 2004
	2004	2003
Expenses – Continued
Telephone	$9,762	$9,836	37,967
Travel	74,175	96,435	326,021
Video duplication			218
Web design	11,056		16,056
Write down inventory to market		64,850	64,850
Total expenses	1,153,031	696,249	4,500,260
Net (loss) from operations	(1,148,316)	(696,249)	(4,493,166)
Other income (expense)
Loss on disposition of fixed assets			(25,202)
Interest expense	(40,620)	(4,962)	(47,904)
Interest income			673
Total other income and expense	(40,620)	(4,962)	(72,433)
Net (Loss) Before Income Taxes	(1,188,936)	(701,211)	(4,565,599)
Income Taxes
Current	-0-	-0-	-0-
Deferred	-0-	-0-	-0-
Total income taxes	-0-	-0-	-0-
Net (Loss)	$(1,188,936)	$(701,211)	$(4,565,599)
(Loss) per common share	.10	(.08)	.40

See accompanying notes and accountant's report.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Statement of Stockholders' Equity (Deficit)
From the Date of Inception on October 18, 2001
Through December 31, 2004

	Preferred Stock		Common Stock		Additional Paid-In Capital		Deficit Accumulated During the Development Stage
	Shares	Amount	Shares	Amount
Issuance of common stock to acquire 100% of the outstanding stock of Inland Pacific Resources, Inc.			2,000,000	$2,000	$		$
Issuance of common stock to acquire 100% of the outstanding stock of Creative Enterprises Inc.			2,500,000	2,500		5,000
Effect of recapitalization of the subsidiary, December 18, 2001						(26,167)
Issuance of common stock for cash at $.10 per share			1,650,000	1,650		163,350
Issuance of common stock for cash at $.50 per share			700,000	700		349,300
Less: Stock offering costs						(40,000)
Net loss for the year ended December 31, 2001								(250,184)
BALANCE, December 31, 2001			6,850,000	6,850		451,483		(250,184)
Issuance of common stock for cash at .50 per share			355,000	355		177,145
Issuance of common stock for cash at ..50 per share			615,000	615		306,885
Less: Stock offering costs						(7,500)
Forgiveness of debt						7,085
Issuance of common stock for services rendered at 3.00 per share			55,000	55		164,945
Issuance of common stock for cash at .50 per share and for services valued at 3.10 per share			400,000	400		1,439,600
Common stock deemed issued for cash at 1.00 per share			50,000	50		49,950
Net loss for the year ended December 31, 2002								(2,425,268)
Balance, December 31, 2002			8,325,000	$8,325		$2,589,593		$(2,675,452)
Issuance of common stock for cash at 1.00 per share			50,000	$50		$49,950
Issuance of common stock for services rendered at 1.00 per share			150,000	1501		49,850
Issuance of common stock for cash at 1.00 per share			25,000	25		24,975
Issuance of common stock for cash at .21 per share			230,000	230		49,770

(Continued)

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Statement of Stockholders' Equity (Deficit)
From the Date of Inception on October 18, 2001
Through December 31, 2004

	Preferred Stock		Common Stock			Additional Paid-In Capital	Deficit Accumulated During the Development Stage
	Shares	Amount	Shares	Amount
Contributed capital for payment of legal fees				$		$22,500	$
Issuance of common stock for services rendered at 1.00 per share			37,500		37	37,463
Net loss for the year ended December 31, 2003								(701,211)
Balance, December 31, 2003			8,817,500		$8,817	$2,924,101		$(3,376,663)
Issuance of common stock for cash at .27 per share			1,000,000		$1,000	$269,000
Issuance of common stock for cash at .20 per share			205,000		205	40,795
Issuance of common stock for cash at .10 per share			1,100,000		1,100	108,900
Issuance of common stock for cash at .15 per share			200,000		200	29,800
Issuance of common stock for cash at .20 per share			230,000		230	45,770
Issuance of common stock for services rendered at .25 per share			1,000,000		1,000	249,000
Issuance of common stock for services rendered at .42 per share			200,000		200	83,800
Issuance of common stock for cash at .20 per share			125,000		125	24,875
Issuance of common stock for services rendered at .72 per share			100,000		100	71,900
Net loss for the year ended December 31, 2004								(1,188,936)
Balance, December 31, 2004			12,977,500		$12,977	$3,847,941		$(4,565,599)

See accompanying notes and accountant's report.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents

	For the Years Ended December 31,		From Inception on October 18, 2001 Through December 31, 2004
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,188,936)	$(701,211)	$(4,565,599)
Loss from disposition of fixed assets			25,202
Adjustments to reconcile net loss to net cash used by operating activities:
Forgiveness of debt – related party			7,085
Stock issued for services	406,000	187,500	758,500
Changes in operating assets and liabilities:
Depreciation	2,392	2,143	6,948
(Increase) decrease in:
Accounts receivable		8,644
Security deposit
Inventory	14,517	122,406
Increase (decrease) in:
Accrued expenses	(35,018)	100,685	176,041
Net cash used in operating activities	(801,045)	(279,833)	(3,591,823)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture and fixtures	(2,490)	(15,000)	(45,104)
Net cash used in investing activities	(2,490)	(15,000)	(45,104)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds (payments) from stockholders loans (net)	(287,052)	148,996	(25,330)
Issuance of common stock	522,000	125,000	3,072,833
Contributed capital		22,500	22,500
Proceeds from advances	507,750		507,750
Proceeds from notes payable	62,500		62,500
Net cash provided in financing activities	805,198	296,496	3,640,253
NET INCREASE (DECREASE) IN CASH	1,663	1,663	3,326
Cash and cash equivalents, beginning of period	1,663	0	0
CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,326	$1,663	$3,326
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for
Interest	$0	$0	$0
Income taxes	$0	$0	$0
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
For the year ended December 31, 2004
None
For the year ended December 31, 2003
None

See accompanying notes and accountant's report.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

1.	ORGANIZATION AND OPERATIONS

Creative Enterprises International, Inc. (the "Company"), formerly Inland Pacific Resources, Inc. Sahara Gold Corporation and Parvin Energy, Inc. was organized June 20, 1984 as a Utah Corporation. On July 26, 1985, the Company changed its domicile to a Nevada Corporation.

On December 18, 2001 Inland Pacific Resources, Inc. entered into an agreement and plan of reorganization with Creative Enterprises, Inc. where Creative Enterprises, Inc. stockholders acquired voting common stock of Inland Pacific Resources, Inc. in exchange for the Creative Enterprises, Inc. common stock. The effect of this agreement and reorganization was to make Creative Enterprises, Inc. a wholly-owned subsidiary of Inland Pacific Resources, Inc. Inland Pacific Resources, Inc. subsequently changed it's name to Creative Enterprises International, Inc..

The Company has one wholly owned subsidiary, Creative Enterprises, Inc. formed in fiscal 2001. Creative Enterprises, Inc. owns Creative Partners International, LLC formed in fiscal 2001. The Company currently is considered a development stage company as defined in SFAS No. 7. The Company is a marketing company that promotes and wholesales unique consumer products including brands such as Jana, a premium artesian bottled water product which recently won the prestigious 2005 Eauscar Award for "highest quality" at the Aqua-Expo in Paris, France; Skinny Water which is a bottled water enhanced with all-natural appetite suppressant that helps people maintain and loose weight; and others. The Company has secured an exclusive North American license and distributor agreement with Agrokor, d.d. for Jana water and has obtained the exclusive licensing rights to Skinny Water.

2.	GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has no significant revenues. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds through sales of its common stock or through loans from shareholders. There is no assurance that the Company will be successful in raising additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company's financial statements are prepared on the accrual method of accounting.

Basis of Consolidation

The consolidated financial statements include the accounts of Creative Enterprises International, Inc. and Creative Enterprises, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company sells products through multiple distribution channels including resellers and distributors. Revenue is recognized when the product is shipped to the customer and is recognized net of discounts and returns. Revenues generated up to December 31, 2004 are related to product lines that have been discontinued.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instuments held.

Depreciation

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets, which range from five to seven years. Depreciation is computed on the straight line method for financial reporting and income tax purposes.

Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. No such charges were recorded for the years ended December 31, 2004 and 2003.

Inventories

Inventory consist of finished goods and are stated at the lower of cost or market determined by the first-in, first-out method.

Loss Per Share

Basic net loss per share is computed by dividing net loss available for common stock by the weighted average number of common shares outstanding during the period.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

FASB Statement No. 123 (Revised 2004), Share-Based Payment, will become effective for periods after June 15, 2005. The revision to FAS 123 will require financial statement cost recognition for certain share-based payment transactions that are made after the effective date in return for goods and services. Additionally, the revision will require financial statement cost recognition for certain share-based payment transactions that have been made prior to the effective date but for which the requisite service is provided after the effective date. The Company has not yet adopted FASB No. 123 and the results are not yet determinable.

FASB Statement No. 151, Inventory Costs, an amendment to ARB No. 43, Chapter 4, sets forth certain costs related to inventory that must be included as current period costs. This statement becomes effective for periods beginning after June 15, 2005 and is not expected to materially impact the Company.

FASB Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 becomes effective for periods beginning after June 15, 2005 and is not expected to materially impact the Company.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

5.	ADVANCES

Advances consist of monies received from unrelated parties for the purpose of purchasing convertible debentures. The convertible debentures were issued January 3, 2005.

6.	RELATED PARTY TRANSACTIONS

At December 31, 2004, a shareholder owed $25,329 to the Company. The note owed from the shareholder to the Company bears interest at 4.0 percent per annum and is due on demand. The interest expense net of interest income for the year ended December 31, 2004 and 2003 was $1,745 and $4,962 respectively.

7.	CASH DEPOSITED IN FINANCIAL INSTITUTIONS

The Company maintains its cash in bank deposit accounts and financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The bank accounts at times exceed federally insured limits. The Company has not experienced any losses on such accounts.

8.	INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS") No 109 Accounting for Income Taxes". SFAS 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 2004, the Company has available unused operating loss carryforwards these amounts were undeterminable as of the report date, which may be applied against future taxable income and which expire in various years through 2020.

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards The net deferred tax assets and the offsetting valuation allowance of the same amount is undeterminable for the year ended December 31, 2004.

9.	STOCKHOLDERS' EQUITY

At December 31, 2002, the Company had 1,000,000 shares of Class A preferred stock with a $.001 par value, with such rights, preferences and designations to be issued in such series as determined by the board of directors. No shares are issued and outstanding at December 31, 2003.

In December 2001 the Company's board of directors declared a 1 to 16.33 reverse stock split.

In December 2001, the Company acquired 100% of the issued and outstanding shares of Creative Enterprises Inc. It was a stock for stock exchange.

At December 31, 2004, the Company had 50,000,000 shares of common stock authorized par value $.001. Shares outstanding December 31, 2004 was 12,977,500.

10.	STOCK OPTIONS

Under the Company's stock option plan the Company may grant incentive and non statutory options to employees, non employee members of the Board and consultants and other independent

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

10.	STOCK OPTIONS (Continued)

advisors who provide services to the Corporation. The maximum shares of common stock which may be issued over the term of the plan shall not exceed 1,000,000 shares. The maximum number of shares that may be granted under the plan to any one individual in any one year is 100,000. Awards under this plan are made by the Board of Directors or a committee of the Board. Options under the plan are to be issued at the market price of the stock on the day of the grant except to those issued to 10% or more stockholders which shall be issued at 110% of the fair market value on the day of the grant. Each option exercisable at such time or times, during such period and for such numbers of shares shall be determined by the Plan Administrator. However, no option shall have a term in excess of 10 years from the date of the grant.

As of December 31, 2004, 450,000 options were granted and 300,000 stock options were returned and cancelled.

11.	STOCK PURCHASE WARRANTS

The Company has authorized 1,000,000 warrants to purchase its common stock for a purchase price of $.20 per share. The warrants grant the holder the right to purchase the Company's stock at any time or from time to time beginning March 2004 until March 2012.

12.	LOSS PER SHARE

Loss per share is based on the weighted average number of common shares. Dilutive loss per share was not presented, as the Company as of December 31, 2004 issued options which would have had an antidilutive effect on earnings. The cumulative from inception to December 31, 2004 weighted average number of common shares outstanding reflect the reverse stock split of December 18, 2001 retroactively to the beginning of their periods.

	For the Years Ended December 31,		From Inception on On October 18, 2001 through December 31, 2004
	2004	2003
Loss from continuing operations available to common stockholders	$(1,188,936)	$(701,211)	$(4,565,599)
Weighted average number of common shares outstanding used in earnings per share during the period	$11,401,251	$8,585,001	$11,401,251

13.	ACQUISITIONS

On December 18, 2001 Inland Pacific Resources, Inc. (a shell company) entered into an agreement with Creative Enterprises, Inc. and the owners of the outstanding shares of common stock of Creative Enterprises, Inc. Inland Pacific Resources, Inc. acquired all of the common stock of Creative Enterprises, Inc. (2,500,000 shares) for all of Inland Pacific Resources, Inc. common stock after giving effect to a 1 for 16.32979 reverse stock split. The exchange ratio was one Inland Pacific Resources, Inc. share for each outstanding Creative Enterprises, Inc. share.

The effect of the merger is to have the Creative Enterprises, Inc. shareholders as the acquirer of Inland Pacific Resources, Inc. with the cost being 2,500,000 shares of Creative Enterprises, Inc. for 2,500,000 shares of Inland Pacific Resources, Inc.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

13.	ACQUISITIONS (Continued)

The merger was accounted for as a recaptialization of the Subsidiary, wherein Creative Enterprises, Inc. became a 100% owned Subsidiary of Inland Pacific Resources, Inc. The Company declared a 1 to 16.33 reverse stock split and changed it's name to Creative Enterprises International, Inc.

14.	STOCK COMPENSATION

In December 2002 an officer and stockholder converted $200,000 of debt into 400,000 shares of the Company's stock. The Company's stock was trading at 3.60 at the date of conversion but the officer and stockholder paid .50 per share creating stock compensation to the officer and stockholder of $1,240,000.

In February 2004, an officer and stockholder converted 270,000 of debt into 1,000,000 shares of the Company's stock. This transaction created an amount due to the Company from shareholder of $25,329.

Creative Enterprises International, Inc.
And Subsidiary

June 30, 2005
(unaudited)

Contents

Consolidated Balance Sheet	F-16
Consolidated Statement of Operations	F-17
Consolidated Statement of Cash Flows	F-18
Notes to Consolidated Financial Statement	F-19

Creative Enterprises International, Inc. and Subsidiary
Consolidated Balance Sheet – UNAUDITED
June 30, 2005

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$83,790
Accounts receivable	44,977
Inventory	350,595
Prepaid Expenses	6,281
Total Current Assets	485,643
FIXED ASSETS
Fixed Assets	135,184
Accumulated Depreciation	(15,785)
Total Fixed Assets	119,399
TOTAL ASSETS	$605,042
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts payable	$438,963
Accrued expenses	16,629
Notes payable	137,500
Total current liabilities	593,092
LONG TERM LIABILITIES
Convertible debentures	1,494,783
Notes payable	32,754
Total long term liabilities	1,527,537
STOCKHOLDERS' DEFICIT
Preferred Stock, $.001 par value, 5,000,000 shares authorized, none issued and outstanding
Common Stock, $.001 par value, 50,000,000 shares authorized, 13,102,500 issued and outstanding	13,103
Additional Paid in Capital	3,872,816
(Deficit) accumulated during the development stage	(5,401,506)
Total stockholders' deficit	(1,515,587)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$605,042

Creative Enterprises International, Inc. and Subsidiary
Consolidated Statement of Operations – UNAUDITED

For the 6 months ended June 30, 2005
Revenue – Net	$96,314
Cost of goods sold	75,665
Gross Profit	20,649
Expenses
Marketing and selling expenses	425,372
General and administrative	324,351
Total Expenses	749,723
Net (loss from operations)	(729,074)
Other income (expense)
Interest expense	(46,833)
Royalty expense	(60,000)
Total other expenses	(106,833)
Income Taxes
Current	—
Deferred	—
Total income taxes	—
Net Loss	$(835,908)

Creative Enterprises International, Inc. and Subsidiary
Statement of cash flows – UNAUDITED

For the 6 months ended June 30, 2005
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(835,908)
Adjustments to reconcile net loss to net cash used by operating activities
Changes in operating assets and liabilities
Depreciation	11,250
(Increase) decrease in:
Accounts receivable	(44,977)
Inventories	(350,595)
Prepaid expenses	(6,281)
Increase (decrease) in:
Accounts payable	312,187
Accrued expenses	2,000
Net cash used in operating activities	(912,324)
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of fixed assets	(117,691)
Net cash used in investing activities	(117,691)
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds (payments) from stockholers loans (net)	(9,673)
Proceeds from convertible debenture	987,033
Stock issued for Services	24,875
Payment of loans	(50,000)
Bridge loan payable	125,000
Other notes for operating leases	33,243
Net cash provided in financing activities	1,110,479
NET INCREASE IN CASH	80,464
Cash and equivalents, beginning of period	3,326
CASH AND EQUIVALENTS, END OF PERIOD	$83,790

1.    ORGANIZATION AND OPERATIONS

Creative Enterprises International, Inc. (the "Company"), formerly Inland Pacific Resources, Inc. Sahara Gold Corporation and Parvin Energy, Inc. was organized June 20, 1984 as a Utah Corporation. On July 26, 1985, the Company changed its domicile to a Nevada Corporation.

On December 18, 2001 Inland Pacific Resources, Inc. entered into an agreement and plan of reorganization with Creative Enterprises, Inc. where Creative Enterprises, Inc. stockholders acquired voting common stock of Inland Pacific Resources, Inc. in exchange for the Creative Enterprises, Inc. common stock. The effect of this agreement and reorganization was to make Creative Enterprises, Inc. a wholly-owned subsidiary of Inland Pacific Resources, Inc. Inland Pacific Resources, Inc. subsequently changed it's name to Creative Enterprises International, Inc..

The Company has one wholly owned subsidiary, Creative Enterprises, Inc. formed in fiscal 2001. Creative Enterprises, Inc. owns Creative Partners International, LLC formed in fiscal 2001. The Company currently is considered a development stage company as defined in SFAS No. 7. The Company is a marketing company that promotes and wholesales unique consumer products including brands such as Jana, a premium artesian bottled water product which recently won the prestigious 2005 Eauscar Award for "highest quality" at the Aqua-Expo in Paris, France; Skinny Water which is a bottled water enhanced with all-natural appetite suppressant that helps people maintain and loose weight; and others. The Company has secured an exclusive North American license and distributor agreement with Agrokor, d.d. for Jana water and has obtained the exclusive licensing rights to Skinny Water.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company's financial statements are prepared on the accrual method of accounting.

Basis of Consolidation

The consolidated financial statements include the accounts of Creative Enterprises International, Inc. and Creative Enterprises, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company sells products through multiple distribution channels including resellers and distributors. Revenue is recognized when the company sells the product to the distributor or end user.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instuments held.

Depreciation

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets, which range from five to seven years. Depreciation is computed on the straight line method for financial reporting and income tax purposes.

Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. No such charges were recorded for the years ended December 31, 2004 and 2003.

Inventories

Inventory consist of finished goods and are stated at the lower of cost or market determined by the first-in, first-out method.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    STOCKHOLDERS' EQUITY

At December 31, 2002, the Company had 1,000,000 shares of Class A preferred stock with a $.001 par value, with such rights, preferences and designations to be issued in such series as determined by the board of directors. No shares are issued and outstanding at December 31, 2003.

In December 2001 the Company's board of directors declared a 1 to 16.33 reverse stock split.

In December 2001, the Company acquired 100% of the issued and outstanding shares of Creative Enterprises Inc. It was a stock for stock exchange.

At December 31, 2004, the Company had 50,000,000 shares of common stock authorized par value $.001. Shares outstanding June 30, 2005 was 13,102,500.

PART III

Item 1.    Index to Exhibits

Item 2.    Description of Exhibits

The exhibits designated with an asterisk (*) are filed herewith. Certain portions of exhibits marked with the symbol (#) have been omitted and are subject to our request for confidential treatment by the Securities and Exchange Commission. Such portions have been omitted and filed separately with the Commission. All other exhibits have been previously filed with the Commission and, pursuant to 17 C.F.R. §230.411, are incorporated by reference to the document referenced in brackets following the descriptions of such exhibits.

Exhibit No.	Description
3.1	Certificate of Incorporation, as amended (filed as Exhibit 3.1 to Registration Statement on Form SB-2 filed with the Commission on September 18, 2002)

3.2	By-laws (filed as Exhibit 3.2 to Registration Statement on Form SB-2 filed with the Commission on September 18, 2002).

4.1	Specimen of Common Stock Certificate (filed as Exhibit 4.1 to Registration Statement on Form SB-2 filed with the Commission on September 18, 2002).

4.2	Form of Warrants Issued March 30, 2004 (filed as Exhibit 4.2 to Registration Statement on Form 10 filed with the Commission on May 13, 2005).

4.3*	Form of Convertible Debentures issued during 2005 fiscal year.

4.4*	Form of Warrant issuable upon conversion of Convertible Debentures.

10.1	Agreement and Plan of Reorganization with Inland Pacific Resources, Inc. (filed as Exhibit 10.2 to Registration Statement on Form SB-2/A filed with the Commission on January 29, 2003).

10.2*#	Agreement with Jamnica, d.d., as amended, dated July 21, 2004.

10.3*#	Agreement with Peace Mountain Natural Beverages Corporation, dated August 1, 2004.

10.4*#	Agreement with InterHealth Nutraceuticals, Inc., dated June 9, 2004.

10.5*#	Agreement with Big Geyser, Inc., dated December 14, 2004.

10.6	2002 Stock Option Plan and Form of Option Award (filed as Exhibit 10.6 to Registration Statement on Form 10 filed with the Commission on May 13, 2005).

10.7*	Letter of Credit with Wachovia

10.8*	Lease Agreement dated September 12, 2005 between the Company and Rose Hill Property Assoc., Inc.

21*	Subsidiaries of Small Business Issuer.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bryn Mawr, Pennsylvania on October 19, 2005.

CREATIVE ENTERPRISES INTERNATIONAL, INC.

By: /s/ Michael Salaman Name: Michael Salaman Title: President and Chief Executive Officer